                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-88782
PROSPECTUS

                               48,487,487 SHARES

                              MYMETICS CORPORATION

                                  COMMON STOCK

     This prospectus relates to the resale by the selling stockholders identified in this prospectus of:

     - 32,014,005 shares of our currently outstanding common stock;

     - 16,393,316 shares of our common stock underlying the conversion of 15,372 outstanding shares of Class B Exchangeable Preferential Non-Voting Stock of our subsidiary, 6543 Luxembourg S.A.; and

     - 80,166 shares of our common stock underlying the exercise of share purchase warrants.

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.

     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell some, all or none of the shares offered by this prospectus.

     Our common stock is quoted on the OTC Bulletin Board under the trading symbol "MYMX." On August 5, 2002, the closing high and low prices for our common stock were $2.90 and $2.70 per share, respectively.

                             ---------------------

           INVESTING IN OUR COMMON STOCK INVOLVES SUBSTANTIAL RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                             ---------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                 The date of this prospectus is August 8, 2002.

     WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Prospectus Summary..........................................     1
Risk Factors................................................     7
Forward-Looking Statements..................................    14
Use of Proceeds.............................................    14
Dividend Policy.............................................    14
Capitalization..............................................    15
Selling Stockholders........................................    16
Selected Consolidated Financial Data........................    19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    20
Business....................................................    23
Management..................................................    32
Market for Registrant's Common Equity and Related
  Stockholder Matters.......................................    38
Certain Relationships and Related Party Transactions........    38
Description of Capital Stock................................    40
Principal Stockholders......................................    43
Plan of Distribution........................................    44
Shares Eligible for Future Sale.............................    45
United States Tax Consequences to Non-United States
  Holders...................................................    46
Legal Matters...............................................    48
Experts.....................................................    48
Where You Can Find More Information.........................    48
Index to Financial Statements...............................   F-1

     Our principal executive offices are located at 706 Giddings Avenue, Suite 1C, Annapolis, Maryland 21401-1472 and our telephone number is (410) 990-9501.

     In this prospectus, unless the context indicates otherwise, the terms "Mymetics," "we," "us" and "our" refer to Mymetics Corporation and its subsidiaries.

                               PROSPECTUS SUMMARY

     The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the risk factors and consolidated financial statements and related notes before deciding to invest in our common stock.

THE COMPANY

     We are a holding company conducting business through our subsidiaries, 6543 Luxembourg S.A., a joint stock company organized in 2001 under the laws of Luxembourg, and Mymetics S.A. (formerly Hippocampe S.A.), a company organized in 1990 under the laws of France. We were incorporated in July 1994, pursuant to the laws of the Commonwealth of Pennsylvania. In November 1996, we reincorporated under the laws of the State of Delaware and changed our name to "ICHOR Corporation." In July 2001, we changed our name to "Mymetics Corporation." 6543 Luxembourg S.A. is our majority-owned subsidiary, and Mymetics S.A. is a wholly-owned subsidiary of 6543 Luxembourg S.A. We acquired 99.9% of the outstanding stock of Mymetics S.A. in March 2001, pursuant to a share exchange transaction. For more details on this share exchange transaction see our Information Statement on Schedule 14C filed with the Securities and Exchange Commission on April 26, 2001. We recently acquired the remaining 0.1% of the outstanding common stock of Mymetics S.A. pursuant to share exchanges with the remaining stockholders of Mymetics S.A. The terms of these recent share exchanges were substantially similar to the terms of the share exchange that occurred in March 2001.

     We currently do not make, market or sell any products or services, and thus, we have no revenues. We believe that our research and development activities, and the resulting intellectual property will lead to the creation of commercially viable products, which can generate revenues for us in the future. If financially favorable terms are available, we may license our intellectual property to third parties. If we fail to develop our intellectual property, we are unlikely to generate significant revenues.

     We own all of the outstanding voting stock of 6543 Luxembourg S.A. There are also 15,372 shares of Class B Exchangeable Preferential Non-Voting Stock, or Preferential Shares, of 6543 Luxembourg S.A. currently outstanding, which are convertible into 16,393,316 shares of our common stock. Holders of the Preferential Shares do not have any voting rights with respect to 6543 Luxembourg S.A. However, pursuant to a Voting and Exchange Trust Agreement dated March 28, 2001, the holders of the Preferential Shares are entitled to vote on all matters to be voted on by the holders of our common stock to the same extent as if they had converted the Preferential Shares into shares of our common stock. See "Description of Capital Stock - Preferred Stock."

     Our operating subsidiary, Mymetics S.A., is a biotechnology research and development company devoted to fundamental and applied research in the areas of human and veterinary biology and medicine. Our primary objective is to develop therapies to treat certain retroviruses (which are described below), including human immunodeficiency virus, or HIV, the virus that leads to acquired immunodeficiency syndrome, or AIDS. Additional applications of our research include potential treatments and/or vaccines for animal AIDS, human and animal oncoviral leukemias, multiple sclerosis and organ transplantation. To date, we have conducted our fundamental research in Europe.

     Our research strategy is to organize and manage a collection of public and private best-in-class research teams, each of which has its own unique focus. We have segmented our primary research into modules, each of which is then outsourced, under our direct supervision, to high-level, specialized and complementary public and private research teams. We retain all intellectual property rights on the joint research and we apply for domestic and international patents whenever justified. As agreed and coordinated by us, the joint research teams are authorized to co-publish their results.

SCIENCE OVERVIEW

     Virus. A virus is a noncellular organism consisting of deoxyribonucleic acid, or DNA, or ribonucleic acid, or RNA, and a protein coat. During the free and infectious stage of their life cycle, viruses do not perform the usual functions of living cells, such as respiration and growth. Rather, when viruses enter a living plant, animal or bacterial cell, they utilize the host cell's chemical energy and synthesizing ability to replicate. After the replication of the viral components by the infected host cell, virus particles are released and the host cell is often destroyed. The approximately 2,450 viral species identified to date are divided into about 75 groups. One of these groups consists of retroviruses, to which HIV belongs. Retroviruses contain a reverse transcriptase that copies viral RNA back into DNA (the reverse of what usually occurs when DNA is copied into RNA).

     HIV. HIV is a type of retrovirus, a virus of the family Retroviridae that has RNA as its nucleic acid and uses the enzyme reverse transcriptase to copy its genome into the DNA of the host cell's chromosomes. Once inside the T cell, HIV uses the cell's machinery to copy its RNA into DNA by means of the reverse transcriptase. HIV is characterized by an inability to mount a normal immune response and is the cause of the fatal illness known as AIDS.

     Two strains of HIV have been identified, HIV-1 and HIV-2. The genetic material of these two strains is approximately 60% identical. Each strain contains a number of subtypes, which are slight genetic variations of the virus. At least 32 sub types have been identified to date. These variations result from the high mutation rate of HIV's genetic material. Most variations occur in the gene encoding the GP120 protein, and these mutations can alter the protein's structure. HIV-1 or Type 1 classified as a lentivirus is a subgroup of retroviruses that have been isolated and recognized as the cause of a disease that induces AIDS. HIV-1, like most viruses and all bacteria, plants and animals, has genetic codes made up of DNA, which uses RNA to build specific proteins. HIV's genetic material is the RNA itself. HIV inserts its own RNA into the host cell's DNA, preventing the host cell from performing its natural functions and transforming it into an HIV factory.

     AIDS. AIDS is a fatal epidemic disease caused by an HIV infection (HIV-1 or HIV-2). In most cases, HIV slowly attacks and destroys the immune system, the body's defense against disease, leaving the infected individual vulnerable to malignancies and infections that eventually cause death. Propagation of HIV results from the invasion of the host cell and its use of the host cell's protein synthesis capability. The immune system's response (antibodies and cellular immune response) is usually sufficient to temporarily delay progress of the infection and reduce levels of the virus in the blood. Virus replication continues, however, and gradually destroys the immune system by infecting and destroying critical white blood cells known as CD4 cells.

     The main cellular target of HIV is a special class of white blood cells critical to the immune system, known as helper T lymphocytes, or T4 helper cells. These cells play a principal role in normal immune responses by stimulating or activating virtually all of the other cells involved in immune protection. These cells include B lymphocytes, the cells that produce antibodies needed to fight infection; cytotoxic T lymphocytes, which destroy cells infected with a virus; and macrophages and other effector cells, which attack invading pathogens. Once HIV has entered the helper T cell, it can impair the functioning of or destroy the cell. A hallmark of the onset of AIDS is a drastic reduction in the number of helper T cells in the body. HIV also can infect other cells, including certain monocytes and macrophages, as well as brain cells. Among those cells are CD4, HIV's preferred target cells due to a docking molecule called cluster designation 4, or CD4, on their surfaces. Cells with this molecule are known as CD4-positive, or CD4+, cells. These cells normally orchestrate the immune response, signaling other cells in the immune system to perform their special functions. Destruction of CD4+ lymphocytes is the major cause of the immunodeficiency observed in AIDS, and decreasing CD4+ lymphocyte levels appear to be the best indicator of morbidity in these patients. As the infection progresses, the immune system's control of HIV levels weakens, the level of the virus in the blood rises and the level of critical T cells declines to a fraction of their normal level.

     Viral Envelope of HIV. The viral envelope of HIV is covered with mushroom-shaped spikes that enable the virus to attach itself to the target cell. The cap of each "mushroom" is comprised of GP120 molecules and its stem is comprised of GP41 molecules. GP120 is a glycoprotein that protrudes from the surface of HIV and binds to the CD4 receptor of the CD4+ T-cells. In a two-step process that allows HIV to breach the membrane of T-cells, the GP120-CD4 complex refolds to reveal a second structure that binds to CCR5 or CXCR4, one of several chemokine co-receptors used by the virus to gain entry into T cells. GP41 is a glycoprotein embedded in the outer envelope of HIV and plays a key role in HIV's infection of cells by carrying out the fusion of the viral and cell membranes.

     Immune System. The immune system functions to protect the body against infection and foreign substances, including viruses and bacteria. This defensive function is performed by the body's white blood cells (leukocytes) and by a number of accessory cells, including B lymphocytes, the cells that produce the antibodies needed to fight infection, and cytotoxic T lymphocytes, which destroy cells infected with viruses. When an immunocompetent cell recognizes foreign material or a biological invader presented by the macrophages, it normally induces a response. This recognition function relies on the immune system's ability to recognize specific foreign molecular configurations, generically referred to as antigens. T4 lymphocytes, as the central cells of the immune system, specifically recognize foreign invaders presented by macrophages. After specific recognition of a presented antigen, T4 lymphocytes play a major role in the immune response, producing interleukine-2, or IL-2, a central interleukine that activates all of the accessory cells previously described and the overall immune response.

BUSINESS STRATEGY

     We have not yet developed an actual product or generated any revenues. Our current objective is to develop a platform of both therapeutic compounds and vaccines that can be commercialized either by our production of these compounds and vaccines ourselves or by licensing our intellectual property to third parties on financially favorable terms.

     We have made a series of discoveries about how the body's immune system responds to retroviruses, specifically HIV. The foundation of our platform technology and potential product pipeline is our discovery of a subtle mimicry between the virus and the host cells. By understanding the precise dynamics of the virus's GP41 and the host cell's IL-2, we believe we have the potential to design and develop specific therapeutic molecules and antibodies to disrupt or even prevent HIV. In addition to targeting HIV and AIDS, we hope to apply our findings to the potential treatment or even prevention of a range of additional diseases, including certain oncoviruses like leukemia.

     Some biotechnology firms are focusing on slowing or impeding the progress of HIV once it has infected the body's host cells. Other biotechnology firms are attempting to develop therapies that prevent the virus from fusing with host cells. If the virus cannot fuse, it cannot reproduce, and the body's immune system then succeeds in arresting the invasion. Our approach is also based on the concept of preventing viral fusion. Our scientific strategy is unique in that its design is based on a series of discoveries involving mimicry and, in particular, on the inter-reaction between the viral envelope glycoprotein GP41 and the host cell's IL-2. We have discovered that a piece of the virus closely resembles or "mimics" the host cell's IL-2. By exploiting this mimicry, the virus unlocks the host cell and gains access to the cell's machinery. The body's immune system responds to the invasion, but fails to differentiate between the viral GP41 and the host cell's IL-2. As a result, we believe that the immune system attacks the GP41 and the IL-2 with equal vigor. The unfortunate consequence is that the body, in turning on itself, undercuts its own defenses. By better understanding these precise dynamics, we believe we will be able to design and develop specific therapeutic molecules and antibodies to disrupt the mimicry, prevent HIV from entering the host cell and enable the body's immune system to recognize HIV. Our current scientific strategy is to create therapeutic peptides and antibodies to disrupt the mimicry, block the fusion, and condition the body's immune system to recognize GP41 as separate and distinct from IL-2. If this can be accomplished, the body's immune system should be able to identify and attack the virus, instead of the healthy cells.

THERAPEUTIC AND VACCINAL USE OF THE MIMICRY DISCOVERY

     Our current research modules focus on the following four fields:

     - Fundamental research. We believe that our analysis of the GP41/IL-2 mimicry will enable us to explain, in large part, the main
       AIDS-associated disorders: drop of peripheral IL-2, decrease of non-infected T helper lymphocytes, lymphoproliferation disorders and a2 microglobulin increase and hypergammaglobulinemia.

     - Therapeutic molecules. We believe that, based on the host-virus autoimmune mimicry we are studying, an application involving the development of particular synthetic peptides and monoclonal antibodies (some of which have already been developed) would inhibit the fusion between HIV and its target cell in an infected subject. Well designed therapeutic molecules would prevent the virus from binding to the target cell and inhibit its attempts to reproduce. Having demonstrated that the transmission of HIV depends on the viral load, and that no transmission has been observed below 1,500 viral copies/ml., treatment with therapeutic agents may provide a strategy to control AIDS epidemicity. This application would complement available antiretroviral drugs, or may even provide a substitute for the available antiretroviral drugs.

     - Therapeutic and preventive vaccines. We believe that our discovery of the host-virus autoimmune mimicy opens the door to novel therapeutic and preventive vaccine strategies for both humans and animals. We also believe that specific preventive vaccines we are working to develop would be universal for both HIV-1 and HIV-2, and would provide an all-strain prevention.

     - AIDS cartridge. We have developed a number of therapeutic immunocartridges that might help patients infected with AIDS by reducing the viral load. These immunocartridges have been tested and approved by the Ethics Committee for the Treatment of Systemic Lupus Erythematosus and Hemophilia A. Our research has demonstrated that the anti IL-2 antibodies in HIV infected subjects recognize some sites of IL-2 that are crucial for its bioactivity. Therefore, we believe that the development of an "AIDS cartridge" could be effective in the restoration of the immune system (CD4/CD8-viral load) of HIV infected subjects.

     We currently have several prototypes potentially capable of commercialization, including:

     - Therapeutic molecules (pharmacological agents) -- administered to infected subjects to prevent cell infection by HIV.

     - Therapeutic vaccines (immunotherapeutic agents) -- administered to infected subjects to orient the immune system into recognizing the transmembrane glycoprotein of the virus and not the host's IL-2.

     - Preventive vaccines -- administered to healthy subjects to prevent infection by HIV.

     - AIDS cartridge -- administered to infected subjects to selectively remove the identified immunosuppressive antibodies present in the serum of AIDS patients.

GENERAL INFORMATION

     We are incorporated under the laws of the State of Delaware. We have a registered office at 1209 Orange Street, Wilmington, Delaware, United States 19801, and a principal executive office located at 706 Giddings Avenue, Suite 1C, Annapolis, Maryland 21401-1472. Our common stock is quoted on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc.

     We intend to form a new United States subsidiary during the third or fourth quarter of 2002. This new subsidiary will focus on applying our research and development to target products and on business development. We believe that this tiered structure has numerous advantages, including greater access to grants, subsidies, intellectual property and public and private research teams. To date, activities such as design of the prototype molecule, synthesis and in-vitro experiments have been and will continue to be conducted mainly in Europe, while pre-clinical studies, toxicological trials, regulatory affairs, investigational new drug applications, or IND applications, Phase I, II, and III clinical trials, and new drug applications, or NDAs, will, after the creation of the United States subsidiary, be conducted mainly in North America.

SECURITIES REGISTERED

     The securities being registered by the registration statement to which this prospectus relates are as follows:

Securities offered..........................     48,487,487 shares of our common stock
Percentage of our outstanding shares
  represented by offering(1)................     95.03%
Common stock to be outstanding after the
  offering(1)...............................     51,024,620
Use of proceeds.............................     We will not receive any proceeds from the
                                                 sale of our common stock by selling
                                                 stockholders. See "Use of Proceeds."
Risk factors................................     An investment in the shares involves a high
                                                 degree of risk. See "Risk Factors."
OTC Bulletin Board trading symbol...........     MYMX

---------------

(1) This number assumes the issuance of 16,393,316 shares of our common stock upon the conversion of 15,372 outstanding Preferential Shares of our subsidiary, 6543 Luxembourg S.A., and the issuance of 80,166 shares of our common stock upon the exercise of an equal number of outstanding share purchase warrants. This number does not include approximately 263,750 shares of our common stock issuable upon the exercise of certain outstanding and fully vested stock options.

                                 EXCHANGE RATES

     Consistent with the location of our current research activities, beginning January 1, 1999, we adopted the Euro (E) as our corporate currency. Accordingly, except where otherwise expressly noted, the financial information contained in the registration statement of which this prospectus is a part is provided in Euros (E). See Note 1 "Foreign Currency" to the Consolidated Financial Statements contained in the registration statement of which this prospectus is a part for further explanation. As of August 6, 2002, 1 Euro was convertible into
0.964004 United States Dollars. If, as expected, we form a United States subsidiary, and such subsidiary results in a majority of our expenditures being stated in U.S. Dollars rather than in Euros, we may change our corporate currency back to the U.S. Dollar ($).

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table reflects summary consolidated financial data for our fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively and for the three month periods ended March 31, 2002 and 2001 (unaudited), respectively. The summary consolidated financial data set forth below should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                         FOR THE YEAR   FOR THE YEAR   FOR THE YEAR   FOR THE YEAR   FOR THE YEAR
                            ENDED          ENDED          ENDED          ENDED          ENDED
                         DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                             2001           2000           1999           1998           1997
                         ------------   ------------   ------------   ------------   ------------
                                      (EUROS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Operating revenues.....         26             13             47             42             14
Research & Development
  Expenses.............        482            101             94             70             20
General &
  Administrative
  Expenses.............      1,034            351             37             38             34
Loss from continuing
  operations...........    (15,701)(2)     (1,314)           (99)           (68)           (40)
COMMON SHARE DATA(1)
Loss from continuing
  operations per common
  share................      (0.37)         (0.04)         (0.00)         (0.00)         (0.00)
Weighted average common
  shares outstanding
  (in thousands).......     42,460(3)      33,311         33,311         33,311         33,311
BALANCE SHEET DATA
Working capital........        565           (652)           (24)           (40)           (46)
Total assets...........      1,692            625            146             77             43
Long-term
  obligations..........        242            242            242            138             70
Total stockholders'
  equity...............        693           (765)          (257)          (158)           (90)

                           FOR THE        FOR THE
                         THREE MONTHS   THREE MONTHS
                            ENDED          ENDED
                          MARCH 31,      MARCH 31,
                             2002           2001
                         (UNAUDITED)    (UNAUDITED)
                         ------------   ------------
                         (EUROS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Operating revenues.....          5              3
Research & Development
  Expenses.............        232            114
General &
  Administrative
  Expenses.............        250            127
Loss from continuing
  operations...........       (556)        (3,352)(2)
COMMON SHARE DATA(1)
Loss from continuing
  operations per common
  share................      (0.01)        (0.10)
Weighted average common
  shares outstanding
  (in thousands).......     49,263(3)      33,586
BALANCE SHEET DATA
Working capital........        (20)           565
Total assets...........      1,315          1,692
Long-term
  obligations..........        242            242
Total stockholders'
  equity...............        162            693

---------------

(1) Basic and diluted common share data is the same.

(2) This amount reflects the value of 6,001,693 warrants we issued to MFC Merchant Bank S.A. in 2001 in connection with a credit facility provided by MFC Merchant Bank S.A. The intrinsic value of the beneficial conversion feature of these warrants was calculated to be E14,063 as of March 28, 2001 using the Black-Scholes model. This value is not necessarily indicative of the value of our common stock, or our business as a whole.

(3) The increase in 2001 reflects the shares and warrants granted as fees in connection with the share exchange in March 2001, the credit facility entered into in 2001 and the private placement completed in June 2001.

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the risks described below and the other information in this prospectus, including our consolidated financial statements and related notes, before you decide to invest in our common stock. If any of the following risks actually occur, our business prospects, financial condition or results of operations could be materially harmed, the trading price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE EXPECT TO GENERATE OPERATING LOSSES FOR THE FORESEEABLE FUTURE.

     We currently are engaged in research and development activities and do not have any commercially marketable products. The product research and development process requires significant capital expenditures, and we have no other sources of revenue to offset these expenditures. Accordingly, we expect to generate additional operating losses for the foreseeable future.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL TO FUND OUR RESEARCH EFFORTS AND TO FULLY DEVELOP AND MARKET COMMERCIALLY VIABLE PRODUCTS. WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO OBTAIN ADDITIONAL CAPITAL WHEN NEEDED OR THAT SUCH CAPITAL WILL BE AVAILABLE ON FAVORABLE TERMS. OUR BUSINESS WILL BE ADVERSELY AFFECTED IF WE CANNOT RAISE ADDITIONAL CAPITAL WHEN NEEDED.

     The costs associated with our future research and the development of our intellectual property will be substantial. We expect that our existing capital resources will satisfy our capital requirements through approximately December 2002. However, since we do not have any current sources of revenue, substantial additional capital will likely be needed to continue the development and attempted commercialization of our intellectual property. We are unable to estimate with precision the amount of additional capital we may require. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may include restrictive covenants. Currently, we have no commitments for any additional financing, and there can be no assurance that additional financing will be available when needed or, if available, that such capital will be available on favorable terms.

     The availability of, and the need for, future capital will depend on many factors, including:

     - continued scientific progress in our research and development program;

     - results of pre-clinical tests and any clinical trials;

     - the time and cost involved in obtaining regulatory approvals;

     - future collaborative relationships; and

     - the cost of manufacturing and marketing.

     If adequate funds are not available, we may be required to curtail or cease operations.

IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND COMMERCIALIZE OUR RESEARCH AND INTELLECTUAL PROPERTY, WE MAY NEVER GENERATE SIGNIFICANT REVENUES OR ACHIEVE PROFITABILITY.

     Our current objective is to develop vaccine and therapeutic compounds and specific therapies for certain retroviral diseases or diseases with a viral autoimmune content. All of our potential products and production technologies are in the research or development stages and no revenues have been generated from product sales. Our first products and applications will target human and animal AIDS. We will not become profitable, if ever, unless we develop our intellectual property to a level where it can be licensed or sold to third parties on financially favorable terms or applied in the creation and development of one or more commercial products capable of generating significant revenues. We may be unable to develop our intellectual property to the necessary level. Even if we are able to further develop our intellectual property, we may be unable to license or sell it to third parties on financially favorable terms, if at all, or we may not be able to develop commercially viable products on our own.

     Although our due diligence has indicated that our research and discoveries regarding "mimicry" may lead to important discoveries in the scientific community regarding the HIV infection process, other discoveries may be necessary to develop an effective vaccine. We may never be able to develop our research and intellectual property into a commercially profitable product.

     Our success will depend on our ability to:

     - develop intellectual property that will effectively treat or prevent HIV and/or other diseases;

     - effectively commercialize our research through collaborative relationships;

     - prepare acceptable protocols necessary to obtain regulatory approvals;

     - effectively conduct and conclude clinical trials;

     - effectively establish the commercial viability of one or more products;
       and

     - effectively establish marketing and manufacturing relationships.

     If we are unable to commercialize our current research, we do not have other products from which to derive revenue. As a result, we may not become profitable and the value of our stock could decline.

WE MUST OVERCOME SIGNIFICANT OBSTACLES TO SUCCESSFULLY DEVELOP AND MARKET PRODUCT CANDIDATES.

     The development of product candidates is subject to significant risks of failure, which are inherent in the development of new medical products and products based on new technologies. These risks include:

     - delays in pre-clinical testing, product development, clinical testing or manufacturing;

     - unplanned expenditures for product development, clinical testing or manufacturing;

     - failure of the technologies and products being developed to provide medical benefits or an acceptable safety profile;

     - failure to receive regulatory approvals;

     - emergence of equivalent or superior products;

     - inability to manufacture (directly or through third parties) product candidates on a commercial scale;

     - inability to market products due to third-party proprietary rights;

     - inability to find collaborative partners to pursue product development;
       and

     - failure of future collaborative partners to successfully develop products.

     If one or more of these risks materializes, our research and development efforts may not result in any commercially viable products.

COMMERCIALIZATION OF OUR INTELLECTUAL PROPERTY AND CREATION OF VIABLE PRODUCTS WILL REQUIRE COLLABORATIONS WITH OTHERS. IF WE ARE UNABLE TO FIND COLLABORATORS IN THE FUTURE, WE MAY NOT BE ABLE TO DEVELOP PROFITABLE PRODUCTS.

     Our strategy for the research, development and commercialization of products requires us to enter into contractual arrangements with corporate collaborators, licensors, licensees and others. We do not have the resources to develop products on our own, and intend to depend on collaborators to develop products on our behalf. If collaborative relationships cannot be secured, we may not be able to continue our development programs.

     Moreover, we could become involved in disputes with collaborative partners, which could lead to delays or the termination of development programs and time-consuming, expensive and distracting litigation or arbitration. Even if we fulfill our obligations under a collaborative agreement, a collaborative partner may terminate the agreement or fail to fulfill its obligations under the collaborative agreement. If any collaborative partner were to terminate or breach an agreement with us, or otherwise fail to complete its obligations in a timely manner, our ability to successfully commercialize our intellectual property could be adversely affected.

IF WE ARE UNABLE TO DEMONSTRATE THE RESULTS OF OUR RESEARCH IN CLINICAL TRIALS, OR IF CLINICAL TRIALS ARE DELAYED, WE MAY NOT BE ABLE TO OBTAIN REGULATORY CLEARANCE TO MARKET OUR PRODUCTS IN THE UNITED STATES OR IN FOREIGN COUNTRIES ON A TIMELY BASIS, IF AT ALL.

     Assuming we are able to successfully develop our research into potential products, such products will require regulatory approval. Before obtaining regulatory approvals for the commercial sale of any of the products under development, pre-clinical studies and clinical trials must demonstrate that the product is safe and effective for use in each target indication. If any of the products fail in clinical trials, the approval of the United States Food and Drug Administration, or the FDA, and similar agencies operating in foreign countries, will not be obtained for such products, and we will not be able to generate revenues from such products.

     Clinical testing is a long, expensive and uncertain process. We are uncertain that the data collected from the clinical trials will be sufficient to support approval by the FDA or any foreign regulatory authorities, that the clinical trials will be completed on schedule or, even if the clinical trials are successfully completed on schedule, that the FDA or any foreign regulatory authorities will ultimately approve the product for commercial use.

     Clinical trials could be delayed for a variety of reasons, including:

     - delays in enrolling volunteers;

     - lower than anticipated retention rate of volunteers in the trials; and

     - serious adverse events related to the products being developed.

     Our research is presently focused on developing a vaccine against HIV. Trials will be conducted on animals prior to humans. Results of animal trials, even if successful, may not be relevant for determining the protective effect of any potential vaccine against HIV infection in humans. In addition, results from early clinical trials are not necessarily indicative of future results. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in late stage clinical trials even after promising results in early stage development. Furthermore, pre-clinical and clinical data can be interpreted in different ways, which could delay, limit or prevent regulatory approvals. Negative or inconclusive results or interpretations could cause the trials to be unacceptable for submission to regulatory authorities.

POLITICAL OR SOCIAL FACTORS MAY ADVERSELY IMPACT REVENUES BY DELAYING OR IMPAIRING OUR ABILITY TO MARKET OUR PRODUCTS.

     We are focused on developing vaccines and products for the treatment and prevention of HIV. Products developed to address the HIV/AIDS epidemic have been, and may continue to be, subject to competing and changing political and social pressures. The political and social response to the HIV/AIDS epidemic has been highly charged and unpredictable. Such political and social forces may serve to delay or prevent introduction of our products into the marketplace or to place restrictions upon the pricing, availability and marketing of such products.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY EMPLOYEES AND CONSULTANTS, WE MAY BE UNABLE TO DEVELOP AND COMMERCIALIZE PRODUCTS.

     We are dependent on the principal members of our management and scientific staff. In order to successfully complete our research and development activities and our commercialization plans, we will need to hire personnel with experience in clinical testing, governmental regulation, manufacturing, marketing and finance. We may not be able to attract and retain personnel on acceptable terms given the intense competition for such personnel among high-technology enterprises, including biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. Our failure to successfully attract and retain such personnel may result in our inability to develop and commercialize our products.

IF WE FAIL TO ENTER INTO SUCCESSFUL MARKETING ARRANGEMENTS WITH THIRD PARTIES, WE MAY NOT BE ABLE TO COMMERCIALIZE PRODUCTS.

     We do not currently have any sales or marketing infrastructure, and we do not have significant experience in marketing, sales and distribution. Generation of revenues and future profitability will depend in part on our ability to enter into successful marketing arrangements with third parties. If we are unable to enter into third-party marketing and sales arrangements, we may be unable to commercialize our products. Even if we enter into such arrangements, the companies who enter into marketing arrangements with us may be unable to market our products successfully.

IF WE DO NOT SUCCESSFULLY COMPETE IN THE DEVELOPMENT AND COMMERCIALIZATION OF PRODUCTS AND KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE, WE WILL BE UNABLE TO CAPTURE AND SUSTAIN A MEANINGFUL MARKET POSITION.

     The biotechnology and pharmaceutical industries are highly competitive and subject to significant and rapid technological change. We are aware of several companies actively engaged in research and development in areas related to our research focus. Many of these companies are addressing the same diseases and disease indications that we are addressing. As a result of this intense competition, any products that we develop may become obsolete before we are able to recover the expenses incurred in their development. Moreover, many of these companies, either alone or together with their collaborative partners, have substantially greater financial resources and larger research and development staffs. These competitors, either alone or together with their collaborative partners, also have significantly greater experience in:

     - developing products;

     - undertaking pre-clinical testing and human clinical trials;

     - obtaining FDA and other regulatory approvals of products; and

     - manufacturing and marketing products.

IF OUR INTELLECTUAL PROPERTY DOES NOT ADEQUATELY PROTECT PRODUCT CANDIDATES, WE MAY ENCOUNTER MORE DIRECT COMPETITION, WHICH COMPETITION COULD ADVERSELY IMPACT REVENUES.

     Our success depends in part on our ability to:

     - obtain and maintain patents or rights to patents;

     - protect trade secrets;

     - operate without infringing upon the proprietary rights of others; and

     - prevent others from infringing on our proprietary rights.

     We will be able to protect proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. The patent position of biotechnology companies involves complex legal and factual questions and, therefore, enforceability cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that are owned or licensed from third parties may not provide adequate protection against competitors. Pending patent applications, those applications that we may file in the future, or those applications that we may license from third parties, may not result in patents being issued. Also, patent rights may not provide adequate proprietary protection or competitive advantages against competitors with similar technologies. The laws of certain foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States.

     In addition to patents, we rely on trade secrets and proprietary know-how. Protection of trade secrets and know-how is sought, in part, through confidentiality and proprietary information agreements and customary principles of "work-for-hire." These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of confidential and proprietary information. Failure to protect proprietary rights could seriously impair our competitive position.

IF THIRD PARTIES CLAIM WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY RIGHTS, WE MAY BECOME SUBJECT TO SIGNIFICANT LITIGATION OR LICENSING EXPENSES OR WE MAY BE PREVENTED FROM MARKETING OUR PRODUCTS.

     The areas in which we have focused our research and development have a number of competitors, and many of these competitors have a number of issued patents and pending patent applications. In most cases, patent applications in the United States are maintained in secrecy until the patents issue. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Commercial success depends significantly on our ability to operate without infringing the patents and other proprietary rights of third parties. In the event of such infringement, we may be prevented from pursuing certain product development or commercialization and may be required to obtain a license for the use of the proprietary rights or patents. We may also be required to pay damages for past infringement.

     The biotechnology and pharmaceutical industries have been characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property lawsuits, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and in foreign countries involve complex legal and factual questions. As a result, such proceedings are costly and time consuming to pursue and their outcome is uncertain.

     Litigation may be necessary in the future to:

     - enforce patents that we own or license;

     - protect trade secrets or know-how that we own or license; or

     - determine the enforceability, scope and validity of the proprietary rights of others.

     We believe our technology has been independently developed and does not infringe upon the proprietary or intellectual property rights of others. We cannot, however, guarantee that our technology does not, and will not in the future, infringe upon the rights of third parties. We may become involved in legal proceedings and disputes relating to the proprietary information of others from time to time in the ordinary course of our business. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense, and the efforts of technical and management personnel will be significantly diverted. An adverse determination may subject us to loss of proprietary position or significant liabilities, or require licenses that may not be available from third parties. As a result, we may be restricted or prevented from manufacturing and selling one or more products. To the extent licensing arrangements are even available, costs associated with these arrangements may be substantial and may include ongoing royalties.

WE CANNOT BE SURE THAT ANY FUTURE OR CURRENTLY PENDING PATENT APPLICATIONS RELATING TO OUR PRODUCTS WILL ISSUE ON A TIMELY BASIS, IF EVER.

     Since patent applications in the United States are generally maintained in secrecy until the patents issue, and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we were the first to develop the inventions covered by each of our pending patent applications or that we were the first to file patent applications for such inventions. Even if patents are issued, the degree of protection afforded by such patents will depend upon:

     - the scope of the patent claims;

     - the validity and enforceability of the claims obtained in such patents;
       and

     - our willingness and financial ability to enforce and/or defend them.

EVEN IF WE OBTAIN REGULATORY APPROVAL TO MARKET AND SELL OUR PRODUCTS, WE WILL BE SUBJECT TO ONGOING REGULATORY REVIEW, WHICH WILL BE EXPENSIVE AND MAY EFFECT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS.

     Even if regulatory approval for a product is secured, such approval may be subject to limitations on the indicated uses for which the product may be marketed and sold. Such limitations may restrict the size of the available market for the product or contain requirements for costly post-marketing surveillance studies.

Manufacturers of medical products are subject to continued review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, clinical trial subjects, or with the manufacturer or its manufacturing facility may result in the imposition of restrictions on the product or manufacturer, including withdrawal of the product from the market. If we or any of our collaborative partners fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MARKET, WE ARE NOT LIKELY TO GENERATE SIGNIFICANT REVENUES OR BECOME PROFITABLE.

     Even if we are able to successfully develop a viable product and obtain regulatory approval of such product, such product may not gain market acceptance among physicians, patients, healthcare payors and the general medical community. The degree of market acceptance of any medical product depends on a number of factors, including:

     - demonstration of clinical efficacy and safety;

     - cost-effectiveness;

     - potential advantages over alternative therapies;

     - reimbursement policies of government and third-party payors;

     - effectiveness of marketing and distribution capabilities; and

     - the success of physician education programs.

     Physicians will not recommend therapies using products until clinical data or other factors demonstrate their safety and efficacy as compared to other drugs or treatments. Even if the clinical safety and efficacy of therapies using the products are established, physicians may elect not to recommend the therapies for other reasons, including whether the mode of administration of products is effective for certain indications.

IF THE RAW MATERIALS NECESSARY TO CONDUCT OUR RESEARCH AND MANUFACTURE OUR PRODUCTS ARE NOT AVAILABLE, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED.

     We believe we will have access to sufficient quantities of raw materials to conduct and advance our research. We utilize third-party collaborators, licensors, licensees and others to conduct research on our behalf, and we rely on these third parties to provide the necessary materials to conduct such research. If we or our third-party collaborators are unable to obtain the necessary materials to conduct such research, our business, financial condition and results of operations may be adversely affected.

UPON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, 32,014,005 SHARES OF OUR COMMON STOCK, WHICH ARE CURRENTLY OUTSTANDING BUT "RESTRICTED" AS DEFINED IN RULE 144 OF THE SECURITIES ACT OF 1933, WILL NO LONGER BE RESTRICTED, AND WILL BECOME FREELY TRADEABLE IN THE PUBLIC MARKETS. IN ADDITION, 16,393,316 SHARES OF OUR COMMON STOCK THAT ARE ISSUABLE UPON THE CONVERSION OF PREFERENTIAL SHARES OF OUR SUBSIDIARY, 6543 LUXEMBOURG S.A., AND 80,166 SHARES OF COMMON STOCK THAT ARE ISSUABLE UPON THE EXERCISE OF OUTSTANDING SHARE PURCHASE WARRANTS ARE BEING REGISTERED FOR RESALE PURSUANT TO SUCH REGISTRATION STATEMENT, AND THUS, WILL BE FREELY TRADEABLE UPON THE EFFECTIVE DATE OF SUCH REGISTRATION STATEMENT. THE INTRODUCTION OF THESE SHARES INTO THE PUBLIC TRADING MARKET MAY CAUSE OUR STOCK PRICE TO DECLINE.

     The shares being registered by the registration statement of which this prospectus is a part are not currently freely tradeable in the public market. Upon the effective date of the registration statement, these shares will be freely tradeable and may be sold in the public market (except that shares held by any of our affiliates will be subject to the volume, manner of sale and certain other limitations of Rule 144). The sale of these shares into the public trading market by the selling stockholders could have an adverse effect on our stock price, especially if a substantial number of these shares are sold at or close to the same time. In addition, the sale of these shares could impair our future ability to raise capital through the issuance of additional equity securities.

WE MAY BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS.

     We face an inherent risk of exposure to product liability suits in connection with vaccines being tested in human clinical trials and products we may market and sell in the future. We may become subject to product liability suits, for example, if our products cause injury or if vaccinated individuals subsequently become infected with the diseases such vaccines were designed to prevent. Regardless of merit or eventual outcome, product liability claims are expensive to defend and may result in decreased demand for our products, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues.

OUR STOCK PRICE MAY EXPERIENCE SIGNIFICANT VOLATILITY, WHICH COULD ADVERSELY AFFECT THE VALUE OF YOUR INVESTMENT.

     The market price of our common stock, like that of the common stock of many other development stage biotechnology companies, may be highly volatile. In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many biotechnology and pharmaceutical companies for reasons frequently unrelated to or disproportionate to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

THE ISSUANCE OF ADDITIONAL EQUITY SECURITIES MAY DILUTE YOUR INVESTMENT.

     We currently have outstanding 50,944,454 shares of common stock (assuming the conversion of all the outstanding Preferential Shares of our subsidiary, 6543 Luxembourg S.A., into 16,393,316 shares of our common stock), 1 share of Special Voting Preferred Stock, options to purchase an aggregate 263,750 shares of common stock and warrants to purchase an aggregate 80,166 shares of common stock. We are authorized to issue up to 80 million shares of common stock and 5 million shares of preferred stock without additional stockholder approval. The issuance of additional common stock or preferred stock will dilute our stockholders' percentage ownership, and, depending on the offering price of such stock, may also serve to dilute the value of such ownership interest.

THE MARKET FOR OUR COMMON STOCK IS VERY LIMITED.

     Our common stock is currently traded only on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. Accordingly, we cannot provide assurances as to the future liquidity of our common stock or the price at which you would be able to sell your shares in any available market.

WE CURRENTLY DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR SHARES.

     We have not declared or paid any dividends on our shares of common stock. We intend to retain future earnings, if any, that may be generated from our operations to finance our future operations and expansion and do not plan to pay dividends to holders of our common stock in the reasonably foreseeable future. Any decision as to the future payment of dividends will depend on the results of our operations and financial position and such other factors as our board of directors, in its discretion, deems relevant. Furthermore, our ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit facilities, which may contain covenants that restrict the payment of cash dividends.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements, expressed or implied, by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

     - marketing and commercialization of our products under development;

     - estimates of future revenue and profitability;

     - expectations regarding expenses, including research and development expenses; and

     - estimates regarding capital requirements and the need for additional financing.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "can," "would," "expect," "plan," "anticipate," "believe," "estimate," "intend," "project," "predict," "potential" and other similar expressions. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders. Any proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.

                                DIVIDEND POLICY

     We have not declared or paid any dividends on our shares of common stock. We intend to retain future earnings, if any, that may be generated from our operations to finance our future operations and expansion and do not plan for the reasonably foreseeable future to pay dividends to holders of our common stock. Any decision as to the future payment of dividends will depend on the results of our operations and financial position and such other factors as our board of directors, in its discretion, deems relevant.

                                 CAPITALIZATION

     The following table sets forth our capitalization at March 31, 2002: (a) on an actual basis (assuming the conversion of all outstanding Preferential Shares of 6543 Luxembourg S.A. into 16,393,316 shares of common stock, all of which are being registered for resale in this offering) and (b) as adjusted to give effect to the issuance of 1,705,733 shares of common stock upon the exercise of share purchase warrants which are being registered for resale in this offering. This table should be read in conjunction with our financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial data appearing elsewhere in this prospectus.

                                                                         PRO FORMA AS
                                                               ACTUAL      ADJUSTED
                                                              --------   ------------
                                                               (EUROS IN THOUSANDS)
Stockholders' Equity:
Common stock, E0.0114 par value; 80,000,000 shares
  authorized; 49,271,962 shares outstanding (actual);
  50,977,695 shares outstanding (pro forma as adjusted).....  E    562     E    581
Additional paid-in capital..................................    17,422       17,971
Deficit accumulated during the development stage............   (17,391)     (17,391)
Cumulative translation adjustment...........................       100          100
                                                              --------     --------
Total Stockholders' Equity..................................  E    693     E  1,261
                                                              ========     ========

                              SELLING STOCKHOLDERS

     The following table lists each selling stockholder owning shares of our common stock and:

     - The number of shares of our common stock owned by each selling stockholder prior to this offering;

     - The number of shares of our common stock owned by each selling stockholder and being registered for sale by such selling stockholder in this offering;

     - The number of shares of our common stock owned by each selling stockholder after this offering, assuming the sale of all shares of our common stock being registered for sale by such selling stockholder; and

     - The percentage of common stock owned by each selling stockholder after this offering, assuming each selling stockholder sells all of the shares of our common stock being registered for sale by such selling stockholder.

                                   COMMON SHARES    COMMON SHARES   COMMON SHARES     PERCENTAGE OF
                                   OWNED PRIOR TO       BEING        OWNED AFTER      COMMON SHARES
SELLING STOCKHOLDERS                  OFFERING       REGISTERED       OFFERING      AFTER OFFERING(2)
--------------------               --------------   -------------   -------------   ------------------
Martine Reindle..................     8,222,653       8,222,653               0               0%
Rush & Co........................        34,000          34,000               0               0%
Yorkton Securities Inc. ITF
  Mutual Custodial...............       423,125         423,125               0               0%
The Dividend Trust Committee of
  the Board of Directors of MFC
  Bancorp Ltd....................    14,025,193      14,025,193               0               0%
MFC Merchant Bank S.A.(1)........       277,833         277,833               0               0%
Peter Hediger....................        30,000          30,000               0               0%
Marco Burri......................         5,000           5,000               0               0%
Arthur D. Humphreys Jr...........            50              50               0               0%
Gerlach & Co.....................     1,249,871       1,249,871               0               0%
Ernst Lubke......................     2,829,546       2,829,546               0               0%
Dr. Karen Van Ness...............       777,382         777,382               0               0%
Christian Rochet.................       277,138         277,138               0               0%
Jean-Paul Royet..................       259,989         259,989               0               0%
Alain Chevalier..................       155,890         155,890               0               0%
Jean-Daniel Noir.................       118,749         118,749               0               0%
Ms. Catherine Brentini...........        17,981          17,981               0               0%
Dominique Palacios...............        10,019          10,019               0               0%
Ms. Malin Noren..................         9,221           9,221               0               0%
Gwennael Gentric.................         3,041           3,041               0               0%
Aralis Participations S.A........       297,221         297,221               0               0%
Dr. Takashi Onouchi..............       333,583         333,583               0               0%
Masayoshi Watanabe...............        83,396          83,396               0               0%
Hiroshi Kamano...................        10,019          10,019               0               0%
Leonardo Castellana..............        10,019          10,019               0               0%
Christian Rochet.................     1,249,871       1,249,871               0               0%
Marcuard Cook & Cie S.A..........     1,002,456       1,002,456               0               0%
Pear Tree Investments Ltd........       133,000         133,000               0               0%
Jean Paul Abgottspon.............        10,000          10,000               0               0%

                                   COMMON SHARES    COMMON SHARES   COMMON SHARES     PERCENTAGE OF
                                   OWNED PRIOR TO       BEING        OWNED AFTER      COMMON SHARES
SELLING STOCKHOLDERS                  OFFERING       REGISTERED       OFFERING      AFTER OFFERING(2)
--------------------               --------------   -------------   -------------   ------------------
Themel Sylvestre.................         5,000           5,000               0               0%
Felix Knecht.....................         5,000           5,000               0               0%
Bruno Busch......................         5,500           5,500               0               0%
Dr. Pierre-Francois Serres.......         5,000           5,000               0               0%
Howald United....................        40,000          40,000               0               0%
Michel Schmid....................         5,000           5,000               0               0%
Arsene Charles Ernest Wagner.....        20,000          20,000               0               0%
Kwan-Hyun Han....................        16,667          16,667               0               0%
Alain Gremeaux...................         8,667           8,667               0               0%
Gilles Rossi.....................        21,329          21,329               0               0%
Marianne Rossi...................         8,532           8,532               0               0%
Jean-Loup Rossi..................         8,532           8,532               0               0%
Marianne and Jean-Loup Rossi
  (jointly)......................         4,266           4,266               0               0%
Alessandro Zuccato...............         4,266           4,266               0               0%

---------------

(1) These shares are held of record by MFC Merchant Bank S.A. for the benefit of clients of MFC Merchant Bank S.A.

(2) This assumes the issuance of 16,393,316 shares of our common stock upon the conversion of 15,372 outstanding Preferential Shares and the issuance of 80,166 shares of our common stock upon the exercise of an equal number of outstanding share purchase warrants.

     We are also registering for sale by the selling stockholders the shares of common stock issuable upon the conversion of all outstanding Preferential Shares of 6543 Luxembourg S.A. The following table lists each selling stockholder owning all outstanding Preferential Shares and:

     - The number of all outstanding Preferential Shares owned by each selling stockholder prior to this offering;

     - The number of shares of our common stock into which the all outstanding Preferential Shares held by each selling stockholder are convertible, which shares of common stock are being registered for sale by such selling stockholder in this offering;

     - The number of shares of common stock owned by each selling stockholder after this offering, assuming the conversion of all outstanding Preferential Shares and the sale of all shares of common stock being registered for sale by such selling stockholder; and

     - The percentage of common stock owned by each selling stockholder after this offering, assuming each selling stockholder sells all of the shares of common stock being registered for sale by such selling stockholder.

                             PREFERENTIAL                                        COMMON
                             SHARES OWNED        SHARES OF COMMON STOCK       SHARES OWNED    PERCENTAGE OF
                               PRIOR TO      UNDERLYING PREFERENTIAL SHARES      AFTER        COMMON SHARES
SELLING STOCKHOLDERS           OFFERING           AND BEING REGISTERED          OFFERING      AFTER OFFERING
--------------------        --------------   ------------------------------   ------------   ----------------
Dr. Pierre-Francois
  Serres..................      10,436                 11,129,367                  0                0%
Patrice Pactol............       2,004                  2,137,146                  0                0%
Bertrand Favreau..........       2,004                  2,137,146                  0                0%
Bernadette Daout..........         120                    127,973                  0                0%
Yves Bush.................         400                    426,576                  0                0%
Doria Troiani.............         408                    435,108                  0                0%

     We are also registering for sale 80,166 shares of common stock issuable upon the exercise of share purchase warrants owned by MFC Merchant Bank S.A. The following table lists the share purchase warrants owned by MFC Merchant Bank S.A. and:

     - The number of shares of common stock underlying the share purchase warrants, which shares of common stock are being registered for sale by MFC Merchant Bank S.A. in this offering;

     - The number of shares of common stock owned by MFC Merchant Bank S.A. after the offering, assuming the sale of all shares of common stock being registered for sale by MFC Merchant Bank S.A.; and

     - The percentage of common stock owned by MFC Merchant Bank S.A. after this offering, assuming MFC Merchant Bank S.A. sells all of the shares of common stock being registered for sale by MFC Merchant Bank S.A.

                                      COMMON SHARES       COMMON SHARES        PERCENTAGE OF
                                    UNDERLYING SHARE       STOCK OWNED         COMMON SHARES
SELLING STOCKHOLDER                 PURCHASE WARRANTS    AFTER OFFERING        AFTER OFFERING
-------------------                 -----------------   -----------------   --------------------
MFC Merchant Bank S.A.............         80,166                  0                  0%

     The following selling stockholders have had the following relationships with us over the past three years:

     - Martine Reindle beneficially owns 16.72% of our common stock.

     - MFC Bancorp Ltd. has in the past been one of our significant stockholders.

     - MFC Merchant Bank S.A. either directly or through its affiliates, has provided us with financing from time to time over the past three years. We presently have a credit facility with MFC Merchant Bank S.A. See "Certain Relationships and Related Party Transactions." MFC Merchant Bank S.A. also has in the past been one of our significant stockholders. We entered into a Services Agreement with MFC Merchant Bank S.A. on May 31, 2001. See "Certain Relationships and Related Party Transactions."

     - Dr. Pierre-Francois Serres is a member of our board of directors, our Chief Scientific Officer, and beneficially owns 21.88% of our common stock. Dr. Serres was a founder of our subsidiary, Mymetics S.A., and has previously served as our Chief Executive Officer and President.

     - Patrice Pactol is a member of our board of directors and beneficially owns 4.21% of our common stock.

     - Peter Hediger and Felix Knecht are employees of MFC Merchant Bank S.A.

     - Marco Burri, Jean Paul Abgottspon and Michel Schmid were previously employees of MFC Merchant Bank S.A.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table reflects selected consolidated financial data for our fiscal years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, and for the three month periods ended March 31, 2002 and 2001 (unaudited), respectively. The selected consolidated financial data set forth below should be read along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in this prospectus.

                                      FOR THE YEAR   FOR THE YEAR   FOR THE YEAR   FOR THE YEAR   FOR THE YEAR
                                         ENDED          ENDED          ENDED          ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                          2001           2000           1999           1998           1997
                                      ------------   ------------   ------------   ------------   ------------
                                                   (EUROS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING DATA
Operating revenues..................          26            13             47             42             14
Research & Development Expenses.....         482           101             94             70             20
General & Administrative Expenses...       1,034           351             37             38             34
Loss from continuing operations.....     (15,701)(2)    (1,314)           (99)           (68)           (40)
COMMON SHARE DATA(1)
Loss from continuing operations per
  common share......................       (0.37)        (0.04)         (0.00)         (0.00)         (0.00)
Weighted average common shares
  outstanding (in thousands)........      42,460(3)     33,311         33,311         33,311         33,311
BALANCE SHEET DATA
Working capital.....................         565          (652)           (24)           (40)           (46)
Total assets........................       1,692           625            146             77             43
Long-term obligations...............         242           242            242            138             70
Total stockholders' equity..........         693          (765)          (257)          (158)           (90)

                                                              FOR THE THREE   FOR THE THREE
                                                                 MONTHS          MONTHS
                                                                  ENDED           ENDED
                                                                MARCH 31,       MARCH 31,
                                                                  2002            2001
                                                              -------------   -------------
                                                                  (EUROS IN THOUSANDS,
                                                                EXCEPT PER SHARE AMOUNTS)
                                                               (UNAUDITED)     (UNAUDITED)
OPERATING DATA
Operating revenues..........................................            5               3
Research & Development Expenses.............................          232             114
General & Administrative Expenses...........................          250             127
Loss from continuing operations.............................         (556)         (3,352)(2)
COMMON SHARE DATA(1)
Loss from continuing operations per common share............        (0.01)          (0.10)
Weighted average common shares outstanding (in thousands)...       49,263(3)       33,586
BALANCE SHEET DATA
Working capital.............................................          (20)            565
Total assets................................................        1,315           1,692
Long-term obligations.......................................          242             242
Total stockholders' equity..................................          162             693

---------------

(1) Basic and diluted common share data is the same.

(2) This amount reflects the value of 6,001,693 warrants we issued to MFC Merchant Bank S.A. in 2001 in connection with a credit facility provided by MFC Merchant Bank S.A. The intrinsic value of the beneficial conversion feature of these warrants was calculated on March 28, 2001, to be E14,063 using the Black-Scholes model. This value is not necessarily indicative of the value of our common stock, or our business as a whole.

(3) The increase in 2001 reflects the shares and warrants granted as fees in connection with the share exchange in March 2001, the credit facility entered into in 2001 and a private placement completed in June 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations for the three months ended March 31, 2002 and 2001, and for the years ended December 31, 2001, 2000 and 1999, respectively, should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere herein. References to a year are to our fiscal years ended December 31 of each such calendar year. Our actual results may differ materially from those anticipated in any forward-looking statements included in this discussion as a result of various factors, including those set forth under "Risk Factors."

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 2002 COMPARED TO THREE MONTHS ENDED MARCH 31, 2001

     Revenues for the three months ended March 31, 2002 were E5,000 compared to E3,000 for the three months ended March 31, 2001.

     Expenses decreased to E561,000 for the three months ended March 31, 2002 from E3,355,000 for the three months ended March 31, 2001. Research and development expenses increased to E232,000 in the three months ended March 31, 2002 from E114,000 in the comparative period of 2001 as a result of an increase in research activities. General and administrative expenses increased to E250,000 in the three months ended March 31, 2002 from E127,000 in the comparative period of 2001 primarily as a result of expansion of our management team to include a Chief Executive Officer, a Chief Scientific Officer and a Vice-President of Development, and the additional use of consultants. Bank fees were nil for the three months ended March 31, 2002 compared to E3,054,000 over the comparative period in 2001, primarily as a result of a reverse purchase transaction that occurred last year.

     We reported a net loss of E556,000, or E0.01 per share, for the three months ended March 31, 2002, compared to E3,352,000, or E0.10, for the three months ended March 31, 2001.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

     Revenues for the year ended December 31, 2001 were E26,000 compared to E13,000 for the year ended December 31, 2000. This increase resulted primarily from an increase in interest income from nil for the year ended December 31, 2000 to E26,000 for the year ended December 31, 2001. This was offset by a decrease in sales for the year ended December 31, 2001, which were nil compared to E13,000 for the year ended December 31, 2000, primarily as a result of decreased contract research activity.

     Costs and expenses increased to E15,727,000 for the year ended December 31, 2001, compared to E1,326,000 for the year ended December 31, 2000. Most of this increase was due to an increase in bank fees, which increased to E14,063,000 for the year ended December 31, 2001 from E806,000 for the year ended December 31, 2000. Research and development expenses increased to E482,000 for the year ended December 31, 2001 from E101,000 for the year ended December 31, 2000 as a result of an increase in research activities. General and administrative expenses increased to E1,034,000 for the year ended December 31, 2001 from E351,000 for the year ended December 31, 2000, primarily as a result of the expenses related to the reverse purchase transaction that occurred in March 2001, the private placement that closed in June 2001 and expenses associated with our repositioning as a biotech company, including adding additional members to our board of directors, engaging a public relations and investor relations firm and obtaining the services of new management.

     We reported a net loss of E15,701,000, or E0.37 per share, for the year ended December 31, 2001, compared to a net loss of E1,314,000, or E0.04 per share, for the year ended December 31, 2000.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

     Revenues for the year ended December 31, 2000 decreased to E13,000 from E47,000 for the year ended December 31, 1999, primarily as a result of a decrease in sales revenue due to decreased contract research activity.

     Costs and expenses increased to E1,326,000 for the year ended December 31, 2000 from E143,000 for the year ended December 31, 1999. This increase was primarily the result of an increase in bank fees from nil for the year ended December 31, 1999 to E806,000 for the year ended December 31, 2000. In addition, research and development expenses increased to E101,000 for the year ended December 31, 2000 from E94,000 for the year ended December 31, 1999 as a result of an increase in research activities, and general and administrative expenses increased to E351,000 for the year ended December 31, 2000, from E37,000 for the year ended December 31, 1999, primarily as a result of higher administrative expenses relating to an increase in research activities and fees and expenses associated with our credit facilities.

     We reported a net loss of E1,314,000, or E0.04 per share, for the year ended December 31, 2000, compared to a net loss of E99,000, or E0.00 per share, for the year ended December 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

     We had cash of E674,000 as of March 31, 2000, compared to cash of E888,000 as of December 31, 2001.

     Net cash used by operating activities was E466,000 for the three months ended March 31, 2002, compared to E117,000 for the three months ended March 31, 2001. An increase in accounts payable provided cash of E152,000 for the three months ended March 31, 2002 compared to E153,000 for the three months ended March 31, 2001. Net cash used by operating activities was E2,000,000 for the year ended December 31, 2001, compared to cash provided of E145,000 for the year ended December 31, 2000. A decrease in accounts payable used cash of E508,000 for the year ended December 31, 2001 compared to an increase of accounts payable providing cash of E546,000 for the year ended December 31, 2000.

     Investing activities provided cash of E223,000 for the three months ended March 31, 2002 compared to using cash of E103,000 for the same period last year. Short term investment provided cash of E278,000 for the three months ended March 31, 2002 compared to using cash of E82,000 for the three months ended March 31, 2001. Investing activities used cash of E237,000 for the year ended December 31, 2001, compared to E250,000 for the year ended December 31, 2000. Short term investment used cash of E205,000 for the year ended December 31, 2001, compared to E122,000 for the year ended December 31, 2000.

     Financing activities provided cash of E12,000 for the three months ended March 31, 2002 compared to E200,000 in the same period last year. The revolving term facility is in the principal amount of up to E1.3 million and matures on August 31, 2002. At March 31, 2002, we had borrowed an aggregate of E232,000 pursuant to this revolving term facility. Financing activities provided cash of E2,840,000 for the year ended December 31, 2001, compared to E254,000 for the year ended December 31, 2000. Proceeds from issuance of common stock provided cash of E2,724,000 for the year ended December 31, 2001. Increases in borrowing pursuant to a revolving term facility and other short term advances provided cash of E116,000 for the year ended December 31, 2001, compared to E384,000 for the year ended December 31, 2000. The revolving term facility is in the principal amount of up to E1.3 million and matures on August 31, 2002. As of December 31, 2001, we had borrowed an aggregate of E228,000 pursuant to this revolving term facility.

     We expect that we will require substantial additional capital in order to continue our research and development, and later to conduct clinical studies and regulatory activities necessary to bring our potential products to market and to establish production, marketing and sales capabilities. We anticipate that our operations will require approximately E5.5 million in the year ending December 31, 2002. We will seek to raise the required capital from lenders and/or equity or debt issuances. However, there can be no assurance that we will be able to raise additional capital to finance our operations on satisfactory terms, or at all. In the event that we are not able to obtain such additional capital, we would be required to restrict or even halt our operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As at December 31, 2001, we were exposed to market risk from changes in interest rates which could affect our financial condition and results of operations. We have not entered into derivative contracts for our own account to hedge against such risk.

     Interest Rate Risk. Fluctuations in interest rates may affect the fair value of financial instruments sensitive to interest rates. An increase in interest rates may decrease the fair value and a decrease in interest rates may increase the fair value of such financial instruments. We have debt obligations which are sensitive to interest rate fluctuations. The following tables provide information about our exposure to interest rate fluctuations for the carrying amount of such debt obligations as of March 31, 2002, December 31, 2001 and December 31, 2000 and expected cash flows from these debt obligations.

                           EXPECTED FUTURE CASH FLOW
                    THREE MONTH PERIOD ENDED MARCH 31, 2002

                                    CARRYING   FAIR
                                     VALUE     VALUE   2002   2003   2004   2005   2006   THEREAFTER
                                    --------   -----   ----   ----   ----   ----   ----   ----------
                                                             (IN THOUSANDS)
Debt obligations(1)...............    E232     E232    E232    E--    E--    E--    E--       E--

                           EXPECTED FUTURE CASH FLOW
                          YEAR ENDED DECEMBER 31, 2001

                                    CARRYING   FAIR
                                     VALUE     VALUE   2002   2003   2004   2005   2006   THEREAFTER
                                    --------   -----   ----   ----   ----   ----   ----   ----------
                                                             (IN THOUSANDS)
Debt obligations(1)...............    E228     E228    E228    E--    E--    E--    E--       E--

                           EXPECTED FUTURE CASH FLOW
                          YEAR ENDED DECEMBER 31, 2000

                                    CARRYING   FAIR
                                     VALUE     VALUE   2002   2003   2004   2005   2006   THEREAFTER
                                    --------   -----   ----   ----   ----   ----   ----   ----------
                                                             (IN THOUSANDS)
Debt obligations(1)...............    E384     E384    E384    E--    E--    E--    E--       E--

---------------

(1) Debt obligations consist of obligations we assumed (as successor to Mymetics S.A.) with respect to notes payable.

                                    BUSINESS

THE COMPANY

     We are a holding company conducting business through our subsidiaries 6543 Luxembourg S.A., a joint stock company organized in 2001 under the laws of Luxembourg, and Mymetics S.A. (formerly Hippocampe S.A.), a company organized in 1990 under the laws of France. We were incorporated in July 1994 pursuant to the laws of the Commonwealth of Pennsylvania. In November 1996, we reincorporated under the laws of the State of Delaware and changed our name to "ICHOR Corporation." In July 2001, we changed our name to "Mymetics Corporation." 6543 Luxembourg S.A. is our majority-owned subsidiary, and Mymetics S.A. is a wholly-owned subsidiary of 6543 Luxembourg S.A. We acquired 99.9% of the outstanding stock of Mymetics S.A. in March 2001, pursuant to a share exchange transaction. For more details on this share exchange transaction, see our Information Statement on Schedule 14C filed with the Securities and Exchange Commission on April 26, 2001. We recently acquired the remaining 0.1% of the outstanding common stock of Mymetics S.A. pursuant to share exchanges with the remaining stockholders of Mymetics S.A. The terms of these recent share exchanges were substantially similar to the terms of the share exchange that occurred in March 2001.

     We currently do not make, market or sell any products or services, and thus, we have no revenues. We believe that our research and development activities and the resulting intellectual property will lead to the creation of commercially viable products, which can generate revenues for us in the future. If financially favorable terms are available, we may license our intellectual property to third parties. If we fail to develop our intellectual property, we are unlikely to generate significant revenues.

DEVELOPMENT OF THE COMPANY

     From our inception in 1994 to December 1997, we operated in the environmental services industry, focusing on thermal treatment (in Florida), remediation services (in Florida and Pennsylvania) and waste oil recycling (in Illinois). In February 1995, we completed an initial public offering. In 1998 and 1999, after disposing of our thermal treatment, remediation services and waste oil recycling businesses, we provided consulting services to an industrial customer in Europe. In June 1999, we acquired a majority interest in Nazca Holdings Ltd., whose business involved the exploration for, and development of, groundwater resources in Chile. Following the disposal of our interest in Nazca in July 2000, we did not have an operating business.

     In March 2001, we acquired substantially all of the shares of Mymetics S.A. in consideration for shares of our common stock and Preferential Shares of our subsidiary, 6543 Luxembourg S.A, which are convertible into shares of our common stock. Mymetics S.A. was, and continues to be, a biotechnology research and development company.

     We own all the outstanding voting stock of 6543 Luxembourg S.A. There are also 15,372 Preferential Shares of 6543 Luxembourg S.A. currently outstanding, which are convertible into 16,393,316 shares of our common stock. Holders of the Preferential Shares do not have any voting rights with respect to 6543 Luxembourg S.A. However, pursuant to a Voting and Exchange Trust Agreement dated March 28, 2001, the holders of the Preferential Shares are entitled to vote on all matters to be voted on by the holders of our common stock to the same extent as if they had converted the Preferential Shares into shares of our common stock. See "Description of Capital Stock -- Preferred Stock."

MYMETICS S.A.

     Our operating subsidiary, Mymetics S.A., is a biotechnology research and development company devoted to fundamental and applied research in the areas of human and veterinary biology and medicine. Our primary objective is to develop therapies to treat certain retroviruses (which are described below) including HIV, the virus that leads to AIDS. Additional applications of our research include potential treatments and/or vaccines for animal AIDS, human and animal oncoviral leukemias, multiple sclerosis and organ transplantation. To date, we have conducted our fundamental research in Europe.

     We intend to form a new United States subsidiary during the third or fourth quarter of 2002. This new subsidiary will focus on applying our research and development to target products and on business development. We believe that this tiered structure has numerous advantages, including greater access to grants, subsidies, intellectual property and public and private research teams. To date, activities such as design of the prototype molecule, synthesis and in-vitro experiments have been and will continue to be conducted mainly in Europe, while pre-clinical studies, toxicological trials, regulatory affairs, IND applications, Phase I, II, and III clinical trials, and NDAs will, after the creation of the United States subsidiary, be conducted mainly in North America.

     Our research strategy is to organize and manage a collection of public and private best-in-class research teams, each of which has its own unique focus. We have segmented our primary research into modules, each of which is then outsourced, under our direct supervision, to high-level, specialized and complementary public and private research teams. We retain all intellectual property rights on the joint research and we apply for domestic and international patents whenever justified. As agreed and coordinated by us, the joint research teams are authorized to co-publish their results.

SCIENCE OVERVIEW

     Virus. A virus is a noncellular organism consisting of DNA or RNA and a protein coat. During the free and infectious stage of their life cycle, viruses do not perform the usual functions of living cells, such as respiration and growth. Rather, when viruses enter a living plant, animal or bacterial cell, they utilize the host cell's chemical energy and synthesizing ability to replicate. After the replication of the viral components by the infected host cell, virus particles are released and the host cell is often destroyed. The approximately 2,450 viral species identified to date are divided into about 75 groups. One of these groups consists of retroviruses, to which HIV belongs. Retroviruses contain a reverse transcriptase that copies viral RNA back into DNA (the reverse of what usually occurs when DNA is copied into RNA). Retroviruses include spumaviruses, oncoviruses (causing cancers) and lentiviruses (viruses with a slow pathogenic action, e.g. AIDS-associated lentiviruses).

     HIV. HIV is a type of retrovirus, a virus of the family Retroviridae, that has RNA as its nucleic acid and uses the enzyme reverse transcriptase to copy its genome into the DNA of the host cell's chromosomes. Once inside the T cell, HIV uses the cell's machinery to copy its RNA into DNA by means of the reverse transcriptase. HIV is characterized by an inability to mount a normal immune response and is the cause of the fatal illness known as AIDS.

     Two strains of HIV have been identified, HIV-1 and HIV-2. The genetic material of these two strains is approximately 60% identical. Each strain contains a number of subtypes, which are slight genetic variations of the virus. At least 32 subtypes have been identified to date. These variations result from the high mutation rate of HIV's genetic material. Most variations occur in the gene encoding the GP120 protein, and these mutations can alter the protein's structure. HIV-1 or Type 1 classified as a lentivirus is a subgroup of retroviruses that have been isolated and recognized as the cause of a disease that induces AIDS. HIV-1, like most viruses and all bacteria, plants and animals, has genetic codes made up of DNA, which uses RNA to build specific proteins. HIV's genetic material is the RNA itself. HIV inserts its own RNA into the host cell's DNA, preventing the host cell from performing its natural functions and transforming it into an HIV factory.

     AIDS. AIDS is a fatal epidemic disease caused by an HIV infection (HIV-1 or HIV-2). In most cases, HIV slowly attacks and destroys the immune system, the body's defense against disease, leaving the infected individual vulnerable to malignancies and infections that eventually cause death. Propagation of the HIV results from the invasion of the host cell and HIV's use of the host cell's protein synthesis capability. The immune system's response (antibodies and cellular immune response) is usually sufficient to temporarily arrest progress of the infection and reduce levels of the virus in the blood. Virus replication continues, however, and gradually destroys the immune system by infecting and destroying critical white blood cells known as CD4 cells.

     The main cellular target of HIV is a special class of white blood cells critical to the immune system, known as helper T lymphocytes, or T4 helper cells. These cells play a principal role in normal immune responses by stimulating or activating virtually all of the other cells involved in immune protection. These cells include B lymphocytes, the cells that produce antibodies needed to fight infection; cytotoxic T lymphocytes, which destroy cells infected with virus; and macrophages and other effector cells, which attack invading pathogens. Once HIV has entered the helper T cell, it can impair the functioning of or destroy the cell. A hallmark of the onset of AIDS is a drastic reduction in the number of helper T cells in the body. HIV also can infect other cells, including certain monocytes and macrophages, as well as brain cells. Among those cells are CD4, HIV's preferred target cells due to a docking molecule called CD4 on their surfaces. Cells with this molecule are known as CD4+ cells. These cells normally orchestrate the immune response, signaling other cells in the immune system to perform their special functions. Destruction of CD4+ lymphocytes is the major cause of the immunodeficiency observed in AIDS, and decreasing CD4+ lymphocyte levels appear to be the best indicator of morbidity in these patients. As the infection progresses, the immune system's control of HIV levels weakens, the level of the virus in the blood rises and the level of critical T cells declines to a fraction of their normal level.

     Viral Envelope of HIV. The viral envelope of HIV is covered with mushroom-shaped spikes that enable the virus to attach itself to the target cell. The cap of each "mushroom" is comprised of GP120 molecules and its stem is comprised of GP41 molecules. GP120 is a glycoprotein that protrudes from the surface of HIV and binds to the CD4 receptor of the CD4+ T-cells. In a two-step process that allows HIV to breach the membrane of T-cells, the GP120-CD4 complex refolds to reveal a second structure that binds to CCR5 or CXCR4, one of several chemokine co-receptors used by the virus to gain entry into T cells. GP41 is a glycoprotein embedded in the outer envelope of HIV and plays a key role in HIV's infection of cells by carrying out the fusion of the viral and cell membranes. GP160 is a glycoprotein, which is the precursor of HIV envelope proteins GP120 and GP41.

     Immune System. The immune system functions to protect the body against infection and foreign substances, including viruses and bacteria. This defensive function is performed by the body's white blood cells (leukocytes) and by a number of accessory cells, including B lymphocytes, the cells that produce the antibodies needed to fight infection, and cytotoxic T lymphocytes, which destroy cells infected with viruses. When an immunocompetent cell recognizes foreign material or a biological invader presented by the macrophages, it normally induces a response. This recognition function relies on the immune system's ability to recognize specific foreign molecular configurations, generically referred to as antigens. T4 lymphocytes, as the central cells of the immune system, specifically recognize foreign invaders presented by macrophages. After specific recognition of a presented antigen, T4 lymphocytes play a major role in the immune response, producing IL-2, a central interleukine that activates all of the accessory cells previously described and the overall immune response.

BUSINESS STRATEGY

     Our current objective is to develop a platform of both therapeutic compounds and vaccines. We have made a series of discoveries about how the body's immune system responds to retroviruses, specifically HIV. The foundation of our platform technology and product pipeline is our discovery of a subtle mimicry between the virus and the host cells. By understanding the precise dynamics of the virus's GP41 and the host cell's IL-2, we believe we have the potential to design and develop specific therapeutic molecules and antibodies to disrupt or even prevent the disease. In addition to targeting HIV and AIDS, we hope to apply our findings to the potential treatment or even prevention of a range of additional diseases, including certain oncoviruses like leukemia.

     Some biotechnology companies are focusing on slowing or impeding the progress of the virus once it has infected the body's host cells. Other biotechnology firms are attempting to develop therapies that prevent the virus from fusing with host cells. If the virus cannot fuse, it cannot reproduce, and the body's immune system then succeeds in arresting the invasion. Our approach is also based on the concept of preventing viral fusion. Our scientific strategy is unique in that its design is based on a series of discoveries involving mimicry and, in particular, on the inter-reaction between the viral envelope glycoprotein GP41 and the host cell's IL-2. We have discovered that a piece of the virus closely resembles or "mimics" the host cell's IL-2. By exploiting this mimicry, the virus unlocks the host cell and gains access to the cell's machinery. The body's immune system responds to the invasion, but fails to differentiate between the viral GP41 and the host cell's IL-2. As a result, we believe that the immune system attacks both of them with equal vigor. The unfortunate consequence is that the body, in turning on itself, undercuts its own defenses. By better understanding these precise dynamics, we believe we will be able to design and develop specific therapeutic molecules and antibodies to disrupt the mimicry, prevent HIV from entering the host cell and enable the body's immune system to recognize HIV. Our current scientific strategy is to create therapeutic peptides and antibodies to disrupt the mimicry, block the fusion, and condition the body's immune system to recognize GP41 as separate and distinct from IL-2. If this can be accomplished, the body's immune system should be able to identify and attack the virus, instead of the healthy cells.

     The Discovered Molecular Mimicry Between Trimeric GP41 AND IL-2. We have discovered a molecular mimicry between the trimeric ectodomain of the transmembrane protein of immunosuppressive lentiviruses (HIV-SIV-FIV) and IL-2. Our initial results were published with the French Academy of Sciences in November 2000.

     Autoimmune Consequences For HIV Infected Patients. We have found some of the expected autoimmune consequences of the described virus-host molecular mimicry in HIV infected subjects. As expected, HIV positive sera recognize human IL-2, and cross-reactivity was found between the structurally and physically antigenic analogous sites of GP41 (HIV-1) and human IL-2. The tests included 2,352 HIV+ and HIV-sera, and the results demonstrated that 100% of HIV+ patients (stages II, III and IV) were positive for the anti IL-2 response. The first results were presented in the Journal of Autoimmunity in 2001 and were also presented in a poster session at the Cold Springs Harbor, New York meeting on infectious disease in December 2001.

THERAPEUTIC AND VACCINAL USE OF THE MIMICRY DISCOVERY

     Our current research modules focus on the following four fields:

     - Fundamental research. We believe that our analysis of the GP41/IL-2 mimicry may enable us to explain, in large part, the main AIDS-associated disorders: drop of peripheral IL-2, decrease of non-infected T helper lymphocytes, lymphoproliferation disorders and a2 microglobulin increase and hypergammaglobulinemia. Some of the possible effects of the tridimensional GP41 (HIV-1)/human IL-2 molecular mimicry on the AIDS-associated disorders are being evaluated by our research teams.

     - Therapeutic molecules. We believe that, based on the mimicry, an application involving the development of particular synthetic peptides and monoclonal antibodies (some of which have already been developed) would inhibit the fusion between HIV and its target cell in an infected subject. Well-designed therapeutic molecules would prevent the virus from binding to the target cell, inhibiting its attempts to reproduce. Having demonstrated that the transmission of HIV depends on the viral load, and that no transmission has been observed below 1,500 viral copies/ml., treatment with therapeutic agents may provide a strategy to control AIDS epidemicity. This application would complement available antiretroviral drugs, or may even provide a substitute for the available antiretroviral drugs.

     - Therapeutic and preventive vaccines. We believe that our discovery of the host-virus autoimmune mimicy opens the door to novel therapeutic and preventive vaccine strategies for both humans and animals. We believe that our specific preventive vaccine would be universal for both HIV-1 and HIV-2, and would provide an all-strain prevention.

     - AIDS cartridge. We have developed a number of therapeutic immunocartridges that would help patients infected with AIDS by reducing the viral load. These immunocartridges have been tested and approved by the Ethics Committee for the Treatment of Systemic Lupus Erythematosus and Hemophilia A. Our research has demonstrated that the anti IL-2 antibodies in HIV infected subjects recognize some sites of IL-2 that are crucial for its bioactivity. Therefore, we believe that the development of an "AIDS cartridge" could be effective in the restoration of the immune system (CD4/CD8-viral load) of HIV infected subjects.

     We currently have several prototypes potentially capable of commercialization, including:

     - Therapeutic molecules (pharmacological agents) -- administered to infected subjects to prevent cell infection by HIV.

     - Therapeutic vaccines (immunotherapeutic agents) -- administered to infected subjects to orient the immune system into recognizing the transmembrane glycoprotein of the virus and not the host cell's IL-2.

     - Preventive vaccines -- administered to healthy subjects to prevent infection by HIV.

     - AIDS cartridge -- administered to infected subjects to selectively remove the identified immunosuppressive antibodies present in the serum of AIDS patients, using some peptides that have been tested for activity.

KEY STAFF

     Peter P. McCann, Ph.D., a senior corporate executive and research scientist with 25 years of experience in the pharmaceutical and biotech industry, was named our President and Chief Executive Officer and appointed to our board of directors in February 2002. Dr. McCann was previously employed by Marion Merrell Dow Inc., where he served in a number of senior executive capacities. He then served as President of British Biotech Inc., the North American operating unit of British Biotech Pharmaceuticals (the largest biotech company in Europe) from 1993-1998. In this capacity, he established British Biotech Inc. in Annapolis, Maryland, where he directed the company's Phase II and Phase III clinical trials of two major cancer drugs at more than 200 medical centers in the United States and Canada. Dr. McCann served as Interim President of the University of Maryland Biotechnology Institute, one of the 13 operating units of the University System of Maryland, from 1998-1999. From 1999-2001, Dr. McCann served as President and Chief Executive Officer of Oncostasis, Inc., a genomics-based cancer therapeutics company created to identify and develop new therapies. We entered into an employment agreement with Dr. McCann on March 18, 2002.

     Joseph D. Mosca, Ph.D., an experienced research and development scientist in the field of immunology and AIDS virology, was named our Vice President of Development in March 2002. Dr. Mosca joined the faculty of the Johns Hopkins University in 1982 and, subsequently, the staff of the Henry M. Jackson Foundation in Rockville, Maryland in 1989. From 1996 to 2000, Dr. Mosca held a number of management positions at Osiris Therapeutics in Baltimore, Maryland, the last of which was Director of Gene Delivery. Most recently, he served as Executive Director of Research at Stemron Corporation in Gaithersburg, Maryland. We entered into an employment agreement with Dr. Mosca on March 18, 2002.

     Dr. Pierre-Francois Serres is an experienced research and development scientist in the field of immunology and AIDS. Dr. Serres became our Chief Scientific Officer on February 7, 2002, and has been a member of our board of directors since March 28, 2001. Dr. Serres previously served as our Chief Executive Officer and President, and was the founder, Chief Executive Officer and President of our subsidiary, Mymetics S.A. Dr. Serres began his career as a professor and researcher at the medical faculty of the University of Lyon in France. From 1975 and prior to founding Mymetics S.A., he held various teaching and research positions at French medical universities and biomedical institutes, among them the Institut Pasteur in Lyon, France. We entered into an employment agreement with Dr. Serres on May 3, 2001.

RESEARCH AND DEVELOPMENT EXPENSES

     For the year ended December 31, 2001, we were focused on research and development and, as a result, did not generate any revenues or engage in any marketing activities. We spent E232,000 on research and development expenses for the three months ended March 31, 2002 and E482,000 for the year ended December 31, 2001.

INTELLECTUAL PROPERTY

     We are the exclusive owner of intellectual property relating to our core research, which is focused on the development of novel HIV therapeutics. Particularly, we own one issued European patent and corresponding granted patents in Austria, Belgium, Denmark, Germany, France, Italy, Luxembourg, the Netherlands, Sweden, Switzerland, and the United Kingdom. We own six pending French patent applications. We also filed two Patent Cooperation Treaty, or PCT, applications, which claim priority to two of our six pending French applications, and two national phase United States patent applications based on the PCT applications.

Recently, one of our United States applications was allowed by the United States Patent and Trademark Office. We have two pending United States provisional applications, and a continuation application which we recently filed based on our allowed United States application. Additionally, we filed regional national applications based on one of our PCT applications in the European, Eurasian, OAPI, and ARIPO regional systems and in Canada and South Africa.

     We rely primarily on a combination of patent, copyright, trademark and trade secret laws, as well as contractual restrictions, to protect our intellectual property. These legal protections afford limited protection. We generally require employees, strategic research partners and consultants with access to our intellectual property to execute confidentiality agreements. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy the research and research methods that form the basis of our intellectual property. The laws of many countries do not afford the same level of protection as those provided by United States intellectual property laws. Litigation may be necessary to protect and enforce our rights in our intellectual property.

COMPETITION

     We have not yet developed an actual product or generated any revenues. Our future competitive position depends on our ability to successfully develop our intellectual property, and either to use our intellectual property to produce one or more products capable of generating significant revenues or to license or sell our intellectual property to third parties on financially favorable terms. Although we believe the results of our research and development activities to date have been favorable, there are numerous entities and individuals conducting research and development activities in the area of human and veterinary biology and medicine. All of these persons and entities are potential competitors. While many of these individuals and entities have greater financial, manufacturing, technical, human resource, marketing and distribution capabilities, and greater experience in conducting pre-clinical and clinical trials and in obtaining regulatory and FDA approvals, we believe that our technologies nonetheless provide us with a competitive advantage.

     Further, we may face significant competition in the design and development of some of our therapeutic compounds and preventive vaccines.

     Therapeutic Molecules (pharmacological agents). The biopharmaceutical industry is intensely competitive, especially in the field of HIV. If we are successful in developing and proving our therapeutic agents, we will compete with existing developed and approved therapies. The FDA has approved sixteen antiviral drugs to treat HIV and AIDS, which fall into two categories depending on whether they target one or two viral enzymes: either HIV protease or reverse transcriptase, or RT. RT drugs aim to block reverse transcriptases and prevent transcription of the virus's generic material from RNA to DNA. There are two classes of RT drugs: nucleoside analogues inhibitors and non-nucleoside inhibitors. The approved nucleoside analogues inhibitors include drugs such as Retrovir (ziduvodine; AZT), Videx (didanosine; ddl), Hivid (zalcitabine; ddc), Zerit (stavudine; d4T), Epivir (larnivudine; 3TC), Combivir (ziduvodine + lamivudine), Ziagen (abacavir; ABC). These drugs are manufactured by companies such as Glaxo Wellcome Plc, Bristol-Myers Squibb Company, Roche Holding AG and BioChem Pharma Inc. The approved non-nucleoside inhibitors include drugs such as Viramuno (nevlrapine), Rescriptor (delavirdine), Sustiva (efavirenz; EFV) which are produced by Boehringer Ingelhelm GmbH, Pharmacia & Upjohn Inc. and E. I. Du Pont de Nemours and Company. The objective of approved protease inhibitor drugs is to prevent the assembly of new virus particles. The approved protease inhibitors include drugs such as Invirase (saquinavir), Fortovase (saquinavir), Norvir (ritonavir), Crixivan (indinavir), Viracept (nellinavir) and Agenerase (amprenavir), which are manufactured by companies including Roche Holding AG, Abbot Laboratories, Merck & Co. Inc., Agouron Pharmaceuticals Inc., Vertex Pharmaceuticals Incorporated and Glaxo Wellcome Plc.

     Both HIV protease and RT drugs have demonstrated their efficacy in terms of HIV blood concentration and HIV-positive period and are used to slow the progression of the disease. Furthermore, efficacy has been higher with drug combinations. None of these drugs are, however, a cure, and mutations of HIV's envelope produce viral strains resistant to both classes of drugs. These drugs also produce toxic side effects on the

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

peripheral nervous system and gastrointestinal tract. Non-compliance on combination therapies and interruptions in dosing could have an effect on and trigger accelerated viral replication.

     If successful in developing and validating our therapeutic molecules, we believe there are significant existing and future markets for the treatment of HIV and AIDS. There can be no assurance that currently approved drugs or products developed in the future for the treatment of HIV/AIDS by our competitors (which may include Roche Holding AG, Abbot Laboratories, Merck & Co. Inc., Agouron Pharmaceuticals Inc., Vertex Pharmaceuticals Incorporated, Glaxo Wellcome Plc, Bristol-Myers Squibb Company, Trimeris, Inc., Progenics, Inc., and BioChem Pharma Inc.) will not be effectively marketed and sold. We believe, however, that our unique approach and fundamental understanding of molecular mimicry will provide an advantage over existing and future competitors.

     Therapeutic Molecules (immunotherapeutic agent). We believe that our targeted immunotherapeutic vaccines may be innovative within the field of therapeutic research related to AIDS.

     Preventive Vaccines. We are conducting research aimed at developing a universal preventive vaccine for the HIV-1 and HIV-2 viruses, which vaccine will provide protection against all viral strains.

     The worldwide vaccine market is dominated by four large multinational companies: Merck & Co., SmithKline Beecham Plc, Wyeth Lederle Vaccines & Pediatrics (a division of American Home Products Corporation), and Aventis S.A. Pasteur. Companies such as The Immune Response Corporation, VaxGen Inc., Trimeris, Inc., and Progenics Pharmaceuticals, Inc. also are developing preventive vaccines.

     We believe that while these companies have greater financial, manufacturing, technical, human resource, marketing and distribution capabilities, and greater experience in conducting pre-clinical and clinical trials and in obtaining regulatory and FDA approvals, our technologies nonetheless provide us with a competitive advantage. Our innovative approach to vaccine development is based on the observed immunological cross-reactivity (or mimicry) between the well-preserved, antigenic and immunodominant domain of GP41 and IL-2, and relies on the observation of expected autoimmune consequences in HIV infected subjects.

     We believe our approach is most promising in comparison with the approaches that have been pursued so far, including:

     - Sub-unit vaccine: a technology addressing a piece of the outer surface of HIV, such as GP160 or GP120, produced by genetic engineering.

     - Live vector vaccine: a live bacterium or virus such as vaccinia (used in the smallpox vaccine) modified so it cannot cause disease, but can transport into the body one or more genes that makes one or more HIV proteins.

     - Vaccine combination: an example includes a "prime-boost strategy," use of a recombinant vector vaccine to induce cellular immune responses followed by booster shots of a sub-unit vaccine to stimulate antibody production.

     - Peptide vaccine: chemically synthesized pieces of HIV proteins (peptides) known to stimulate HIV-specific immunity.

     - Virus-like particle vaccine (pseudovirion vaccine): a non-infectious HIV look-alike that has one or more, but not all, HIV proteins.

     - DNA vaccine: direct injection of genes coding for HIV proteins.

     - Whole-killed virus vaccine: HIV that has been inactivated by chemicals, irradiation or other means rendering it non-infectious.

     - Live-attenuated virus vaccine: live HIV from which one or more apparent disease-promoting genes of the virus have been deleted.

     Cartridge. We believe our cartridge or therapeutic plasmapheresis is significantly different from the cartridges being developed and provided by competitors. The more specific technique for antibody removal is known as immunoadsorption, yet all existing systems are non-specific in removal of antibodies, which limits their effectiveness and may have serious side effects. Current immunoadsorption systems selectively remove antibodies by the interposition of affinity columns in the devices. These cartridges are expensive, large, require trained technicians and are not protein specific. In addition, the cartridge is based on a biocompatible membrane based on a discovery of antibody binding, which perform a highly specific extra-corporeal immunoadsorption. When specific (as compared with selective) there is the definitive advantage of removing only the targeted pathogenic antibodies while leaving the other antibodies essential to the patients normal immune systems, and defense against infection. Our main competitor with respect to cartridges appears to be Aethlon Medical with its HIV Hemopurifier.

GOVERNMENT REGULATION

     We contract with third parties to perform research projects related to our business. These third parties are located in various countries and are subject to the applicable laws and regulations of their respective countries. Accordingly, regulation by government authorities in the United States and foreign countries is a significant factor in the development, manufacture and marketing of our proposed products and in our ongoing research and product development activities. Any products that we develop will require regulatory approval by government agencies prior to commercialization. In particular, human therapeutic products are subject to rigorous preclinical studies and clinical trials and other approval procedures of the United States Food and Drug Administration, or FDA, and similar regulatory authorities in foreign countries. In addition, various federal and state statutes and regulations will also govern or influence testing, manufacturing, safety, labeling, storage and record-keeping related to such products and their marketing. The process of obtaining these approvals and the subsequent substantial compliance with appropriate federal and state statutes and regulations require the expenditure of substantial time and financial resources. The success of our business will depend on our ability to obtain and maintain the necessary regulatory approvals.

     Preclinical studies generally are conducted on laboratory animals to evaluate the potential safety and the efficacy of a product. In the United States, we must submit the results of preclinical studies to the FDA as a part of an IND, which application must become effective before we can begin clinical trials in the United States. An IND becomes effective 30 days after receipt by the FDA unless the FDA objects to it. Typically, clinical evaluation involves a time-consuming and costly three-phase process.

     Phase I. Refers typically to closely monitored clinical trials and includes the initial introduction of an investigational new drug into human patients or normal volunteer subjects. Phase I clinical trials are designed to determine the metabolism and pharmacologic actions of a drug in humans, the side effects associated with increasing drug doses and, if possible, to gain early evidence on effectiveness. Phase I trials also include the study of structure-activity relationships and mechanism of action in humans, as well as studies in which investigational drugs are used as research tools to explore biological phenomena or disease processes. During Phase I clinical trials, sufficient information about a drug's pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid, Phase II studies. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.

     Phase II. Refers to controlled clinical trials conducted to evaluate the effectiveness of a drug for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the drug. These clinical trials are typically well-controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

     Phase III. Refers to expanded controlled clinical trials, which many times are designated as "pivotal trials" designed to reach end points that the FDA has agreed in advance, if met, would allow approval for marketing. These clinical trials are performed after preliminary evidence suggesting effectiveness of a drug has been obtained. They are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling. Phase III trials can include from several hundred to several thousand subjects depending on the specific indication being treated.

     The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the United States and may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the patient. We have not yet conducted any clinical trials and are currently focused on research.

     Once Phase III trials are completed, drug developers submit the results of preclinical studies and clinical trials to the FDA, in the form of an NDA, for approval to commence commercial sales. In response, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not meet the predetermined study end points and other regulatory approval criteria. Furthermore, the FDA may prevent a drug developer from marketing a product under a label for its desired indications, which may impair commercialization of the product.

     If the FDA approves the new drug application, the drug becomes available for physicians to prescribe in the United States. After approval, the drug developer must submit periodic reports to the FDA, including descriptions of any adverse reactions reported. The FDA may request additional studies, known as Phase IV trials, to evaluate long-term effects. We will be required to comply with similar regulatory procedures in countries other than the United States.

     In addition to studies requested by the FDA after approval, a drug developer may conduct other trials and studies to explore use of the approved compound for treatment of new indications. The purpose of these trials and studies and related publications is to broaden the application and use of the drug and its acceptance in the medical community.

     We will have to complete an approval process, similar to the one required in the United States, in virtually every foreign target market in order to commercialize our product candidates in those countries. The approval procedure and the time required for approval vary from country to country and may involve additional testing. Approvals (both foreign and in the United States) may not be granted on a timely basis, or at all. In addition, regulatory approval of prices is required in most countries other than the United States. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us or our collaborators. A failure to obtain or maintain the necessary regulatory approvals will have an materially adverse effect on our business.

EMPLOYEES

     As of August 8, 2002, we had a total of eight full-time employees, five of which work for our subsidiary, Mymetics S.A. There are no collective bargaining agreements in effect. We believe that relations with our employees are good.

PROPERTIES

     Mymetics Corporation currently leases approximately 120 square feet of office space in Annapolis, Maryland, in which our North American administrative activities are conducted. The current rent is approximately $1,000 per month, and the lease expires on April 14, 2003, unless earlier terminated by either party on 90 days' prior notice. Mymetics S.A. currently leases approximately 170 square meters of office space in Saint-Genis Laval, France, in which our European administrative activities are conducted. The current rent is approximately E1,641 per month, and the lease expires on January 31, 2006. Apart from those two leases, we do not own or lease any real property. All of our research activities are conducted at the properties of third parties with whom we contract to perform research projects.

LEGAL PROCEEDINGS

     We are subject to routine litigation incidental to our business. We do not believe that the outcome of any such litigation will have a material adverse effect on our business or financial condition.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows specific information about our executive officers and directors as of August 8, 2002.

NAME                                   AGE   CURRENT POSITION WITH THE COMPANY
----                                   ---   ---------------------------------
Dr. Peter P. McCann..................  58    Chief Executive Officer, President and Director
John M. Musacchio....................  55    Chief Operating Officer, Chief Financial
                                             Officer, Secretary and Director
Dr. Pierre-Francois Serres...........  52    Chief Scientific Officer and Director
Dr. Joseph D. Mosca..................  48    Vice President of Development
Patrice Pactol.......................  41    Director
Robert Demers........................  64    Director
Michael K. Allio.....................  38    Director

     Dr. Peter P. McCann became our Chief Executive Officer, President and a member of our board of directors on February 7, 2002. Dr. McCann previously was employed with Marion Merrell Dow Inc., where he served in a number of senior executive capacities. From 1993 to 1998, Dr. McCann served as President of British Biotech Inc., the North American operating unit of British Biotech Pharmaceuticals (the largest biotech company in Europe). In this capacity, he established British Biotech Inc. in Annapolis, Maryland, where he directed the company's Phase II and Phase III clinical trials of two major cancer drugs at more than 200 medical centers in the United States and Canada. Dr. McCann served as Interim President of the University of Maryland Biotechnology Institute, one of the 13 operating units of the University System of Maryland, from 1998-1999. From 1999-2001, Dr. McCann served as President and Chief Executive Officer of Oncostasis, Inc., a genomics-based cancer therapeutics company created to identify and develop new therapies.

     John M. Musacchio has been our Chief Operating Officer, Chief Financial Officer and a member of our board of directors since May 16, 2001, and our Secretary since May 26, 2001. Mr. Musacchio is currently a Vice President of MFC Bancorp Ltd., an independent financial services group which has in the past been one of our significant stockholders. He has held this position with MFC Bancorp Ltd. since 1998. Prior to joining MFC Bancorp Ltd., Mr. Musacchio held senior executive positions with PDG Environmental, Inc. and its successors. He has 25 years of industrial and professional service business operating experience on an international scale, having held positions as principal, director and officer in both private and publicly traded companies. His management experience includes the segments of operations, marketing, corporate development and planning.

     Dr. Pierre-Francois Serres became our Chief Scientific Officer on February 7, 2002 and has been a member of our board of directors since March 28, 2001. Dr. Serres previously served as our Chief Executive Officer and President. From 1990 until March 2001, Dr. Serres was the founder, Chief Executive Officer and President of our subsidiary, Mymetics S.A. He is also the founder and co-manager of Scericia S.C.E.R, which performs studies and research in clinical immunology. Prior to that he worked as a scientific manager at Indicia Diagnostics S.A.

     Joseph D. Mosca, Ph.D., became our Vice President of Development on March 18, 2002. Dr. Mosca is an experienced research and development scientist in the field of immunology and AIDS virology. Dr. Mosca joined the faculty of the Johns Hopkins University in 1982, and, subsequently, the staff of the Henry M. Jackson Foundation in Rockville, Maryland in 1989. From 1996 to 2000, Dr. Mosca held a number of management positions at Osiris Therapeutics in Baltimore, Maryland, the last of which was Director of Gene Delivery. Most recently, he served as Executive Director of Research at Stemron Corporation in Gaithersburg, Maryland.

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

     Patrice Pactol became a member of our board of directors on March 28, 2001. From 1995 until becoming a member of our board of directors, Mr. Pactol was a director and the coordinator for bioinformatics and computing of our subsidiary, Mymetics S.A. Prior to that he was a consultant in veterinary and human biology and a sales executive for a pharmaceutical company.

     Robert Demers became a member of our board of directors on July 19, 2001. Since 1992, Mr. Demers founded and served as the Chief Executive Officer of Demers Conseil Inc., a member of the Montreal Exchange, the Toronto Stock Exchange and the Investment Dealer Association of Canada. Prior to that, he served as the President of Maison Placements Canada Inc., an institutional research firm. He has served as the Chairman of the Quebec Securities Commission and as President and Governor of the Montreal Stock Exchange. He has served as a director of numerous public and private companies, as well as several non-profit organizations.

     Michael K. Allio became a member of our board of directors on July 19, 2001. Mr. Allio is an independent business consultant concentrating on advising his clients on strategic, business development and process improvement projects. From 1995 to 2000, Mr. Allio was the Vice President and Principal of TracRac Incorporated, a design and fabrication company. Prior to his tenure at TracRac Incorporated, he was the Vice President and Senior Consultant of Robert J. Allio & Associates, Inc., a management consulting firm, and Manager of Creative Promotions for Revlon Incorporated.

DIRECTOR COMPENSATION

     Employee directors are not compensated for their role as directors. Our outside directors receive an annual fee of $7,500, a fee of $750 for each meeting they attend, and a fee of $250 for each committee meeting they attend. All directors receive reimbursement for their actual expenses incurred in attending such meetings.

     In addition, pursuant to our 2001 Stock Option Plan, all directors are entitled to receive stock options pursuant to the terms and provisions of such plan. Upon election as director, each director receives an option to purchase 10,000 shares of our common stock. For each subsequent year of service after the initial year, each director receives an option to purchase an additional 1,250 shares of our common stock. During the fiscal year ended December 31, 2001, 100,000 stock options were granted to directors under our 2001 Stock Option Plan. Of these 100,000 stock options, 50,000 were granted to Michael Allio pursuant to a consulting arrangement described below.

BOARD OF DIRECTORS COMMITTEES AND OTHER INFORMATION

     Our board of directors is divided into three classes, with the members of each class serving for a staggered three-year term. Our board of directors currently consists of two Class I directors, two Class II directors and two Class III directors. At each annual meeting of stockholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The term of our Class I directors (Messrs. Allio and Demers) expires at the annual meeting of stockholders to be held in 2004. The term of our Class II directors (Messrs. Musacchio and Pactol) expires at the annual meeting of stockholders to be held in 2005. The term of our Class III directors (Messrs. McCann and Serres) expires at the annual meeting of stockholders to be held in 2003. This classification of our board of directors may delay or prevent a change in control of our company or our management. See "Description of Capital Stock -- Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws."

     Our board of directors currently has two committees: an audit committee and a nominating committee.

     The audit committee of our board of directors currently consists of Patrice Pactol, Michael K. Allio and Robert Demers, who is the chairman of the committee. The audit committee, among other responsibilities, reviews our internal accounting procedures and external reporting process, and consults with and reviews the services provided by Peterson Sullivan, PLLC, our independent public accountants.

     The nominating committee of our board of directors currently consists of John M. Musacchio, Dr. Pierre-Francois Serres and Michael K. Allio. The nominating committee, among other responsibilities, confers, advises and makes recommendations to our board of directors with respect to (a) nominations to fill vacancies on our board of directors, (b) director compensation and (c) charters for, and appointments to, committees of our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 2001, we did not have a compensation committee nor any other committee performing similar functions. Dr. Serre's employment agreement and compensation package for fiscal year 2001 were negotiated by Mr. Musacchio on behalf of our board of directors. After our annual stockholder meeting in July 2001, our board of directors reviewed the compensation terms for Dr. Serres and did not recommend any changes to the employment agreement. None of our executive officers serves as a member of our board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

EXECUTIVE OFFICER COMPENSATION

     The following table sets forth information for the last three fiscal years regarding the annual compensation earned by Jim Soo Choi, who served as our President until March 28, 2001, and Dr. Pierre-Francois Serres, who became our President and Chief Executive Officer on March 28, 2001. No executive officer, other than Dr. Serres, received aggregate annual consideration (salary and bonus) from us in excess of $100,000 (E102,690 based on the exchange rate on August 6, 2002) during the fiscal year ended December 31, 2001.

                           SUMMARY COMPENSATION TABLE

                                        ANNUAL COMPENSATION            LONG TERM COMPENSATION
                                     --------------------------     -----------------------------
                                                                       AWARDS          PAYOUTS
                                                                    ------------     ------------
                                                                     SECURITIES          ALL
                                                                     UNDERLYING         OTHER
NAME AND PRINCIPAL POSITION          YEAR     SALARY      BONUS     OPTIONS/SARS     COMPENSATION
---------------------------          ----     -------     -----     ------------     ------------
Dr. Pierre-Francois Serres(1)......  2001     E86,181      --          10,000           E1,630(3)
                                     2000     E73,176(2)   --              --               --
                                     1999     E35,817(2)   --              --               --

Jim Soo Choi(1)....................  2001          --      --              --               --
                                     2000          --      --              --               --
                                     1999          --      --              --               --

---------------

(1) Mr. Choi was our President from December 1999 to March 28, 2001 and was replaced by Dr. Pierre-Francois Serres, who became our President and Chief Executive Officer on March 28, 2001.

(2) This represents amounts paid to Dr. Serres by our subsidiary, Mymetics S.A., prior to our acquisition of Mymetics S.A.

(3) Dr. Serres received E1,630 for his participation on the board of directors of our subsidiary, Mymetics S.A., prior to our acquisition of Mymetics S.A.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table summarizes the stock options granted to Dr. Pierre-Francois Serres during the fiscal year ended December 31, 2001, including the potential realizable value over the 10 1/2-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. The potential realized value at assumed annual rates of stock price appreciation for the option term represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices. Potential realizable value is based upon a fair market value of $3.15 for our common stock on the grant date of the options, which fair market value is equal to the closing price of our common stock on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of our common stock and overall stock market conditions. The actual value realized may be greater or less than the potential realizable value set forth in the table. Mr. Choi, who served as our President until March 28, 2001, did not receive any options to purchase our common stock during the fiscal year ended on December 31, 2001.

                                                                                            POTENTIAL REALIZABLE
INDIVIDUAL GRANTS                                                                             VALUE AT ASSUMED
-----------------                                                                           ANNUAL RATES OF STOCK
                                               PERCENT OF TOTAL                            PRICE APPRECIATION FOR
                       NUMBER OF SECURITIES   OPTIONS GRANTED TO                                 OPTION TERM
                        UNDERLYING OPTIONS       EMPLOYEES IN      EXERCISE   EXPIRATION   -----------------------
NAME                         GRANTED           FISCAL YEAR 2001     PRICE        DATE        5% ($)      10% ($)
----                   --------------------   ------------------   --------   ----------   ----------   ----------
Dr. Pierre-Francois
  Serres.............         10,000                  10%           $3.15      1/19/12      $21,077      $54,190

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                       OPTION VALUES AT DECEMBER 31, 2001

     Dr. Pierre-Francois Serres, our only named executive officer who holds any stock options, did not exercise any options during 2001. The following table provides information concerning the number and value of unexercised options held by Dr. Serres at December 31, 2001.

                                                             NUMBER OF SECURITIES
                                                            UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                                  OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                               DECEMBER 31, 2001           DECEMBER 31, 2001(2)
                             SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
NAME                           ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                         ---------------   --------   -----------   -------------   -----------   -------------
Dr. Pierre-Francois
  Serres...................        --             --       10,000(1)         --            --(3)          --(3)

---------------

(1) These options are fully vested and currently exercisable at $3.15 per share.

(2) The value of unexercised in-the-money options held at December 31, 2001 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 2001, and is determined by multiplying the number of shares of common stock underlying the options by the difference between an assumed fair market value per share and the per share option exercise price. An option is in-the-money if the exercise price per share of the option is below the assumed fair market value per share.

(3) The fair market value of the stock underlying Dr. Serres's options was $2.26 per share on December 31, 2001, based on the closing market price of our common stock on such date. The exercise price of Dr. Serres's options is $3.15 per share. Accordingly, none of Dr. Serres options were in-the-money on December 31, 2001.

2001 STOCK OPTION PLAN

     In June 2001, our board of directors and stockholders adopted our 2001 Stock Option Plan, which authorizes aggregate grants of up to 5,000,000 shares of common stock to our officers, directors, employees and consultants. Awards under the plan may be in the form of options which qualify as "incentive stock options" under the meaning of Section 422 of the Internal Revenue Code and options which do not so qualify. The purpose of the plan is to promote our interests and those of our stockholders by (a) attracting and retaining employees, officers, directors and consultants and advisors of outstanding ability, (b) motivating such persons, by means of performance-related incentives, to achieve longer-range performance goals, and (c) enabling such persons to participate in our long-term growth and financial success. The plan is administered by an administrator consisting of at least three members of our board of directors, two of whom must be non-employees. Subject to the provisions of the plan, the administrator is responsible for awarding stock grants to selected participants and determining the amount, type, exercise price and vesting period of options comprising such grants. The exercise price of the option shares must be paid in full at the time of exercise, and is payable in cash and/or shares of our common stock. Incentive stock options granted under the plan must be exercised within 10 years after the date of grant while non-qualified stock options must be exercised within 10 1/2 years after the date of grant. As of March 31, 2002, we had granted options to purchase 100,000 shares of common stock under the 2001 Stock Option Plan, all of which are currently exercisable.

1995 QUALIFIED INCENTIVE STOCK OPTION PLAN

     In August 1996, we adopted our 1995 Qualified Incentive Stock Option Plan, which plan authorized aggregate grants of up to 150,000 shares of common stock to key managerial employees. The plan was terminated in March 2001. Accordingly, while no additional options may be granted under such plan, all issued and outstanding options remain exercisable. The plan provided for awards of "incentive stock options." The purpose of the plan was to promote our interests and those of our stockholders by (a) attracting and retaining key managerial employees of outstanding ability, (b) motivating such persons, by means of performance-related incentives, to achieve longer-range performance goals, and
(c) enabling such persons to participate in our long-term growth and financial success. The plan was administered by the compensation committee appointed by our board of directors, which committee consisted of a minimum of two and a maximum of three members of our board of directors, each of whom was disinterested as defined in Rule 16b-3 under the Securities Exchange Act of 1934. Subject to the provisions of the plan, our compensation committee was responsible for awarding stock grants to selected participants and determining the amount, type, exercise price and vesting period of options comprising such grants. The exercise price of the option shares must be paid in full at the time of exercise, and is payable in cash and/or shares of our common stock. All options must be exercised within 10 years after the date of grant. As of March 31, 2002, there were 100,000 shares of common stock outstanding under our 1995 Qualified Incentive Stock Option Plan, all of which are currently exercisable.

1994 AMENDED STOCK OPTION PLAN

     In November 1996, we adopted our 1994 Amended Stock Option Plan, which plan authorized aggregate grants of up to 350,000 shares of common stock to eligible employees, consultants and directors. Our 1994 Amended Stock Option Plan was terminated in March 2001. Accordingly, while no additional options may be granted under the plan, all issued and outstanding options remain exercisable. The plan provided for the issuance of non-qualified stock options. The purpose of the plan was to promote our interests and those of our stockholders by (a) attracting and retaining key managerial employees of outstanding ability, (b) motivating such persons, by means of performance-related incentives, to achieve longer-range performance goals, and (c) enabling such persons to participate in our long-term growth and financial success. The plan was administered by the compensation committee appointed by our board of directors which consisted of a minimum of two directors. Subject to the provisions of the plan, our compensation committee was responsible for awarding stock grants to selected participants and determining the amount, type, exercise price and vesting period of options comprising such grants. The exercise price of the option shares must be paid in full at the time of exercise, and is payable in cash and/or shares of common stock. All options must be exercised within 10 years after the date of grant. As of March 31, 2002, there were 63,750 options outstanding under our 1994 Amended Stock Option Plan, all of which are currently exercisable.

EMPLOYMENT AGREEMENTS

     On May 3, 2001, we entered into an employment agreement with Dr. Serres, pursuant to which he receives a monthly salary of E7,622 and customary benefits. In addition, Dr. Serres may participate in our 2001 Stock Option Plan, as well as receive discretionary bonuses as approved by our board of directors. The term of the employment agreement continues until terminated by either party upon three months' prior notice. If we terminate Dr. Serres without "cause" (as defined in the agreement) or if Dr. Serres dies or resigns as a result of a change in control, the employment agreement, which is governed by French law, provides for continuation payments to Dr. Serres equal to his monthly base salary for a period of 24 months. In addition, Dr. Serres will also have certain rights under the National Collective Bargaining Agreement for the Pharmaceutical Industry (Convention Collective Nationale de l'Industrie Pharmaceutique).

     On March 18, 2002, we entered into an employment agreement with our Chief Executive Officer, Dr. McCann, pursuant to which he receives an annual salary of $170,000 and customary benefits. In addition, Dr. McCann may participate in our 2001 Stock Option Plan, as well as receive discretionary bonuses as approved by our board of directors. The employment agreement provides for an initial term of one year, with automatic one-year renewal periods unless either we or Dr. McCann elect to terminate the agreement by providing 60 days' prior notice. If we terminate Dr. McCann during the initial one-year term without "cause" (as defined in the agreement), the employment agreement, which is governed by Delaware law, requires us to continue to pay Dr. McCann's base salary for the greater of the remainder of the initial one-year term or six months. If we terminate Dr. McCann without cause during a renewal period, we must continue to pay Dr. McCann his base salary for a period of 24 months from the date of such termination. In addition, if Dr. McCann resigns due to a substantial change in ownership or in the membership of our board of directors, we must continue to pay Dr. McCann his base salary for a period of one year following the date of such resignation.

     On March 18, 2002, we entered into an employment agreement with our Vice President of Development, Dr. Joseph D. Mosca, pursuant to which Dr. Mosca receives an annual salary of $125,000 and customary benefits. In addition, Dr. Mosca may participate in our 2001 Stock Option Plan, as well as receive discretionary bonuses as approved by our board of directors. The employment agreement provides for an initial term of one year, with automatic one-year renewal periods unless either we or Dr. Mosca elect to terminate the agreement by providing 60 days' prior notice. If we terminate Dr. Mosca during the initial one-year term without "cause" (as defined in the agreement), the employment agreement, which is governed by Delaware law, requires us to continue to pay Dr. Mosca his base salary for the greater of the remainder of the initial one-year term or six months. If we terminate Dr. Mosca without cause during a renewal period, we must continue to pay Dr. Mosca his base salary for a period of 12 months from the date of such termination.

CONSULTING AGREEMENT WITH MICHAEL K. ALLIO

     In August 2001, we entered into a consulting agreement with Michael K. Allio, one of our directors. Pursuant to this agreement, Mr. Allio agreed to provide us with strategic management consulting services. Mr. Allio's engagement under this agreement includes, without limitation, developing the scope of the business, establishing a European-North American operations team, directing and coordinating initial corporate identity and branding efforts, and crafting a coherent business plan. Furthermore, Mr. Allio's services include assisting us in establishing a viable United States identity and entity and exploring strategic partnerships in the United States, Europe and possibly elsewhere. In consideration for those services, Mr. Allio receives $12,000 per month, plus reimbursement for reasonable business expenses. Pursuant to the consulting agreement, Mr. Allio was also granted options to purchase 50,000 shares of our common stock at an exercise price of $2.50 per share, all of which are currently vested. The consulting agreement may be terminated by either party on 15 days' prior written notice. In addition, in the event that shares of our common stock are listed in the future on the Nasdaq National Market, we have agreed to grant Mr. Allio options to purchase 100,000 shares of common stock (at an exercise price equal to the fair market value of such shares at the time of any such grant), which options will be fully vested upon issuance.

SERVICES AGREEMENT WITH MFC MERCHANT BANK S.A.

     In May 2001, we entered into a services agreement with MFC Merchant Bank S.A. pursuant to which MFC Merchant Bank S.A. agreed to provide us with the services of Mr. Musacchio, our Chief Operating Officer, Chief Financial Officer and Secretary. In consideration for such services, we agreed to pay MFC Merchant Bank S.A. E5,000 per month.

     MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

     Our common stock is quoted on the OTC Bulletin Board under the trading symbol "MYMX." We changed our trading symbol from ICHR to MYMX in July 2001 following the corporate name change from ICHOR Corporation to Mymetics Corporation. The following table sets forth the quarterly high and low sale price per share of our common stock for the periods indicated. The prices represent inter-dealer quotations, which do not include retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

FISCAL QUARTER ENDED                                          HIGH     LOW
--------------------                                          -----   -----
2000:
March 31....................................................  $3.25   $1.50
June 30.....................................................   2.00    0.50
September 30................................................   0.59    0.49
December 31.................................................   3.44    0.38

2001:
March 31....................................................  $3.25   $1.88
June 30.....................................................   3.50    2.35
September 30................................................   4.10    2.50
December 31.................................................   3.95    2.00

2002:
March 31....................................................  $3.85   $2.15
June 30.....................................................  $3.70   $2.70

The closing price of our common stock on August 5, 2002 was $2.70 per share.

STOCKHOLDERS

     At August 8, 2002, we had approximately 52 holders of record of our common stock, some of which are securities clearing agencies and intermediaries.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     During 2001, there were no transactions (or series of similar transactions), and there are currently no proposed transactions (or series of similar transactions), to which we were, are or will be a party in which the amount involved exceeds $60,000 and in which any of our directors, executive officers or holders of more than 5% of our common stock, or an immediate family member of any of the foregoing, had or will have a direct or indirect interest, other than the transactions described below.

     We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

CREDIT FACILITY WITH MFC MERCHANT BANK S.A.

     MFC Merchant Bank S.A. has in the past been one of our significant stockholders. MFC Merchant Bank S.A. is a wholly-owned subsidiary of MFC Bancorp Ltd. Mr. Musacchio, our Chief Operating Officer, Chief Financial Officer, Secretary and a member of our board of directors, is currently a Vice President with MFC Bancorp Ltd.

     In December 2000, we assumed the rights and obligations of a credit facility which our subsidiary, Mymetics S.A., previously entered into with MFC Merchant Bank S.A. The credit facility is a revolving term facility which allows us to borrow a principal amount of up to E1,300,000, of which E228,000 is currently outstanding, at an interest rate of LIBOR plus 4%. The credit facility requires all funds borrowed to be used for working capital and general corporate activities and for paying the fees and expenses associated with registering and maintaining our patents. The credit facility matures on August 31, 2002. The credit facility is secured by a blanket lien on all of our property, assets and undertakings, including, all of our existing and future pecuniary claims and all of our current and future patents covering technology used, or to be used, in the field of human and animal AIDS. Additionally, we are prohibited from creating any additional liens on our property or assets so long as the credit facility is in effect. As partial consideration of the credit facility, we granted MFC Merchant Bank S.A. warrants to purchase 6,828,468 shares of our common stock for E.23 per share. The warrants provided that MFC Merchant Bank S.A. was entitled to convert the warrants into shares of our common stock in an amount equal to the maximum allowable principal balance under the credit facility including unpaid interest plus the arrangement and retainer fees. The warrants are exercisable during a three-year period beginning in August 2000 at approximately E.23 per common share. During 2001, MFC Merchant Bank S.A. exercised warrants to acquire 1,176,294 common shares in exchange for the arrangement fee and the retainer fee plus E52 in accrued interest. MFC Merchant Bank S.A. also exercised warrants to acquire 3,250,000 common shares for cash in December 2001. In July, 2002, MFC Merchant Bank S.A. exercised warrants to purchase 1,625,567 shares of our common stock.

SHARE EXCHANGE WITH THE STOCKHOLDERS OF MYMETICS S.A.

     In March 2001, we entered into a share exchange with the former stockholders of our subsidiary, Mymetics S.A., whereby we issued shares of our common stock and Preferential Shares of our subsidiary, 6543 Luxembourg S.A., to the former stockholders of Mymetics S.A. in exchange for 99.9% of the outstanding shares of Mymetics S.A. We recently acquired the remaining 0.1% of the outstanding common stock of Mymetics S.A. See "Business -- The Company." Some of the former stockholders of Mymetics S.A., rather than receiving shares of our common stock directly, opted to receive Preferential Shares of our subsidiary, 6543 Luxembourg S.A., which are convertible into shares of our common stock. Pursuant to the share exchange:

     - Ms. Martine Reindle, who beneficially owns more than 5% of our common stock, received 4,291,365 shares of our common stock;

     - Mr. Ernst Lubke, who beneficially owns more than 5% of our common stock, received 1,249,871 shares of our common stock;

     - Dr. Pierre-Francois Serres, our Chief Scientific Officer and a member of our board of directors, received 10,436 Preferential Shares of our subsidiary, 6543 Luxembourg S.A., which are convertible into 11,129,368 shares of our common stock; and

     - Mr. Patrice Pactol, a member of our board of directors, received 2,004 Preferential Shares of our subsidiary, 6543 Luxembourg S.A., which are convertible into 2,137,146 shares of our common stock.

     MFC Merchant Bank S.A. acted as an advisor in connection with the share exchange and, in consideration thereof, was issued 2,025,144 shares of our common stock. In addition, in connection with the share exchange, we entered into a Voting and Exchange Trust Agreement dated March 28, 2001 with our subsidiary, 6543 Luxembourg S.A. and MFC Merchant Bank S.A. MFC Merchant Bank S.A. serves as the trustee under the Voting and Exchange Trust Agreement and is paid customary fees and expenses in relation thereto. The terms of this Voting and Exchange Trust Agreement are described in more detail under "Business -- The Company."

COMPENSATION AND SERVICES AGREEMENTS

     In May 2001, we entered into a services agreement with MFC Merchant Bank S.A. pursuant to which MFC Merchant Bank S.A. agreed to provide us with the services of Mr. Musacchio, our Chief Operating Officer, Chief Financial Officer, Secretary and a member of our board of directors. The terms of this services agreement are described in more detail under "Management -- Services Agreement with MFC Merchant Bank S.A."

     We have entered into compensation arrangements with certain of our directors. The terms of these arrangements are described in more detail under "Management -- Employment Agreements."

     In August 2001, we entered into a Consulting Agreement with Mr. Allio, a member of our board of directors. The terms of this consulting arrangement are described in more detail under "Management -- Consulting Agreement with Michael
K. Allio."

PRIVATE PLACEMENT

     In June 2001, we sold 1,333,333 shares of our common stock in a private placement exempt from the registration requirements of the Securities Act of 1933 under Regulation S promulgated thereunder. MFC Merchant Bank S.A. acted as a placement agent in connection with the placement of the shares and received warrants to purchase 103,559 shares of common stock at $1.725 per share. As of the date of this prospectus, 23,393 of these warrants have been exercised.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our Certificate of Incorporation, as amended, authorizes us to issue of up to 80 million shares of common stock, par value $0.01 per share, and up to 5 million shares of preferred stock, par value $0.01 per share. As of August 8, 2002, 50,944,454 shares of our common stock were outstanding and held of record by approximately 52 stockholders (assuming the conversion of 15,372 Preferential Shares into 16,393,316 shares of common stock), and one share of Special Preferred Voting Stock was outstanding. In addition, as of August 8, 2002, there were 263,750 shares of common stock subject to outstanding options and 80,166 shares of common stock subject to outstanding warrants.

     Our subsidiary, 6543 Luxembourg S.A., has 15,372 Preferential Shares outstanding, which are convertible into 16,393,316 shares of our common stock. As described below, the holders of the Preferential Shares are entitled to vote on all matters to be voted on by our stockholders to the same extent as if they had converted the Preferential Shares into shares of our common stock pursuant to a Voting and Exchange Trust Agreement dated March 28, 2001.

     The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation and Bylaws, copies of which have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     The holders of our common stock are entitled to one vote per share. Except as otherwise provided in the Delaware General Corporation Law or our Certificate of Incorporation or Bylaws, any corporate action that is to be taken by a vote of the stockholders shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all stockholders entitled to vote thereon. Currently, our Certificate of Incorporation and Bylaws contain no supermajority voting requirements. However, pursuant to the provisions of the Delaware General Corporation Law, our board of directors may, without a vote of the stockholders and at any time, amend our Bylaws to, among other things, provide for a supermajority voting requirement. Our board of directors has no present intent to do so. The Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. Any action which may be approved by a stockholder vote may also be accomplished by partial written consent.

     The holders of our common stock are entitled to receive dividends, whether in cash, stock or other property, declared and paid from time to time by our board of directors, subject only to any preference of any preferred stockholders. Our board of directors is not required at any time to declare and pay any dividends. In the event of our liquidation, the holders of common stock will share pro rata in any distributions subject only to the rights of our creditors and the rights of any preferred stockholders.

     The common stock has no conversion provisions, no sinking fund provisions and no redemption provisions. The holders of the common stock have no preemptive or conversion rights. Once issued and fully paid, the common stock will not be subject to any assessment.

PREFERRED STOCK

     Under our Certificate of Incorporation, 5,000,000 shares of undesignated preferred stock are authorized for issuance. Of the shares of preferred stock authorized, one share of Special Voting Preferred Stock is currently outstanding. This share of Special Voting Preferred Stock was issued in connection with the 2001 share exchange transaction among us, 6543 Luxembourg S.A. and former stockholders of Mymetics S.A. As described in our Certificate of Incorporation, the holder of the Special Voting Preferred Stock is entitled to vote on all matters that the holders of our common stock are entitled to vote on to the same extent as if the holder of the Special Voting Preferred Stock held a number of shares of our common stock equal to the number of shares of common stock into which all outstanding Preferential Shares of 6543 Luxembourg S.A. are then convertible. Presently, all of the outstanding Preferential Shares of 6543 Luxembourg S.A. are convertible into 16,393,316 shares of our common stock, and thus, the holder of the Special Voting Preferred Stock is entitled to 16,393,316 votes on all matters voted on by our common stockholders.

     The Special Voting Preferred Stock was created in order to provide the former stockholders of Mymetics S.A. who opted to receive Preferential Shares of 6543 Luxembourg S.A. to vote on matters to the same extent as if they converted their Preferential Shares into shares of our common stock. In furtherance of this purpose, we entered into a Voting and Exchange Trust Agreement with 6543 Luxembourg S.A., MFC Merchant Bank S.A and the former stockholders of Mymetics S.A. who hold Preferential Shares of 6543 Luxembourg S.A. Under the Voting and Exchange Trust Agreement, MFC Merchant Bank S.A. was appointed trustee and was issued the single share of Special Voting Preferred Stock. MFC Merchant Bank, as the holder of the Special Voting Preferred Stock, is entitled to vote on each matter that our holders of common stock are entitled to vote on to the same extent as if it held shares of common stock equal to the number of shares of common stock into which all outstanding Preferential Shares of 6543 Luxembourg S.A. are then convertible. The Voting and Exchange Trust Agreement provides a mechanism under which the holders of Preferential Shares may instruct MFC Merchant Bank (as Trustee) how to vote the particular votes conferred by the Special Voting Preferred Stock. The Voting and Exchange Trust Agreement further contains certain "insolvency put rights" whereby each Preferential Share is automatically exchanged for an amount equal to the then current market price of 1,066.44 (or the then current conversion multiplier) shares of our common stock if we suffer certain types of insolvency or liquidation events.

     In order to further implement the 2001 share exchange and the voting arrangement described above, we entered into a Shareholder Agreement with the holders of Preferential Shares of 6543 Luxembourg S.A., pursuant to which the holders of the Preferential Shares were granted the right, at any time and at their option, to require 6543 Luxembourg S.A. to exchange the Preferential Shares for shares of our common stock at an initial exchange ratio of 1,066.44-for-one, so that each Preferential Share is exchangeable for 1,066.44 shares of our common stock. The exchange ratio is adjusted upward in the event that we undertake a stock split or consolidation, issue stock dividends or otherwise change our share capital. The holders of Preferential Shares also were granted the right to receive dividends, if and when declared, equivalent to dividends paid on the number of our shares of common stock into which they are convertible.

     Finally, also in connection with the 2001 share exchange transaction, we entered into a Support Agreement imposing certain limitations on our ability to declare or pay dividends or restructure our capital stock and obligating us to issue shares of our common stock to 6543 Luxembourg S.A. and the holders of Preferential Shares. For more detailed information on the share exchange and these related documents, see our Information Statement on Schedule 14C filed with the Securities and Exchange Commission on April 26, 2001.

     Our board of directors has the authority to issue additional preferred stock in one or more series and to establish the rights and restrictions granted to or imposed on any unissued shares of preferred stock and to fix the number of shares constituting any series without any further vote or action by the stockholders. Our board of directors has the authority, without approval of the stockholders, to issue preferred stock that has voting and conversion rights superior to the common stock, which could have the effect of delaying or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

WARRANTS

     In connection with the 2001 share exchange transaction among us, the former stockholders of Mymetics S.A. and 6543 Luxembourg S.A., we issued warrants to MFC Merchant Bank S.A., as partial payment of underwriting fees. Those warrants grant MFC Merchant Bank S.A. the right to purchase up to 6,828,468 shares of our common stock at an exercise price of E0.23 per share. In addition, MFC Merchant Bank S.A. acted as a placement agent in connection with a private placement we completed in June 2001. In consideration of its placement agent services, we granted MFC Merchant Bank S.A. a warrant to purchase 103,559 shares of our common stock at $1.725 per share. As of August 8, 2002, there were warrants to purchase 80,166 shares of common stock outstanding. All of these share purchase warrants expire on July 31, 2003.

DELAWARE ANTI-TAKEOVER LAW AND PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

     Provisions of Delaware law and our Certificate of Incorporation and Bylaws could make it more difficult for a third party to acquire us or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging such proposals because, among other things, negotiation could result in an improvement of the terms of any such acquisition.

     We are not subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless the business transaction or combination in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. In general, an interested stockholder is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock.

     Our Bylaws provide that stockholder action can be taken at an annual or special meeting of stockholders or by written consent. Our Bylaws provide that special meetings of stockholders can be called only by the board of directors. Our board of directors is classified into three classes of directors serving staggered three-year terms. In accordance with the Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause. These provisions may have the effect of delaying, deferring, or preventing a change in control.

     As permitted by the Delaware General Corporation Law, we have included a provision in our Certificate of Incorporation and Bylaws to eliminate the personal liability of our officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, other than in cases of fraud or other willful misconduct. In addition, our bylaws provide that we are required to advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is CIBC Mellon Trust Company. The transfer agent's address is 2100 University Street, Suite 1600, Montreal, Quebec H3A 2A6.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information about the beneficial ownership of our common stock as of August 8, 2002, by: (a) each of our named executive officers; (b) each of our directors; (c) each person known to us to be the beneficial owner of more than 5% of our outstanding voting securities (assuming the conversion of 15,372 Preferential Shares of 6543 Luxembourg S.A. into 16,393,316 shares of our common stock); and (d) all of our executive officers and directors as a group. The following is based solely on statements and reports filed with the Securities and Exchange Commission or other information we believe to be reliable.

     There were 50,944,454 shares of our common stock outstanding on August 8, 2002. This assumes the conversion of all 15,372 outstanding Preferential Shares of 6543 Luxembourg S.A. into 16,393,316 shares of our common stock, since, pursuant to a voting trust and exchange agreement dated March 28, 2001, the holders of the Preferential Shares are currently entitled to vote on matters before our stockholders as if they held the shares of common stock issuable upon the conversion of the Preferential Shares. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all common shares that they beneficially own, subject to applicable community property laws.

     In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of August 8, 2002, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

NAME AND ADDRESS OF                                           AMOUNT AND NATURE OF
BENEFICIAL OWNER                             TITLE OF CLASS   BENEFICIAL OWNERSHIP   PERCENT OF CLASS
-------------------                          --------------   --------------------   ----------------
Martine Reindle...........................   Common Shares          8,519,874(1)          16.72%
  CP 18-1295 Mies, Switzerland
Ernst Lubke...............................   Common Shares          4,376,638(1)           8.59%
  Route du Muids
  CH-1273 Arzier, Switzerland
Peter P. McCann(2)........................   Common Shares                 --                 *
  Chief Executive Officer, President and
  Director
Dr. Pierre-Francois Serres(2).............   Common Shares         11,144,367(3)          21.88%
  Chief Scientific Officer and Director
John M. Musacchio(2)......................   Common Shares            130,050(4)              *
  Chief Operating Officer, Chief Financial
  Officer, Secretary and Director
Patrice Pactol(2).........................   Common Shares          2,147,146(5)           4.21%
  Director
Robert Demers(2)..........................   Common Shares             10,000(6)              *
  Director
Michael K. Allio(2).......................   Common Shares             60,000(7)              *
  Director
All executive officers and directors as a
  group (6 persons).......................   Common Shares         13,491,563             25.86%

---------------

 * Denotes less than one percent.

(1) Includes 297,221 shares of common stock owned by Aralis Participations S.A. Martine Reindle is the Chairperson, a substantial equityholder and a member of the board of directors of Aralis Participations S.A. Ernest Lubke is an officer, a substantial equityholder and a member of the board of directors of

    Aralis Participations S.A. Accordingly, Ms. Reindle and Mr. Lubke may be deemed to have or share voting and/or investment power over the shares of common stock owned by Aralis Participations S.A.

(2) Address is c/o Mymetics Corporation, 706 Giddings Avenue, Suite 1C, Annapolis, Maryland 21401-1472.

(3) Includes 10,000 shares of common stock which Dr. Serres presently has the right to acquire pursuant to vested stock options granted under our 2001 Stock Option Plan, and 11,129,367 shares of our common stock issuable upon the conversion of 10,436 Preferential Shares of 6543 Luxembourg S.A. presently held by Dr. Serres.

(4) Includes 20,000 shares of common stock which Mr. Musacchio presently has the right to acquire pursuant to vested stock options granted under our 1994 Stock Option Plan, 100,000 shares of common stock which Mr. Musacchio presently has the right to acquire pursuant to vested stock options granted under our 1995 Stock Option Plan and 10,000 shares of common stock which Mr. Musacchio presently has the right to acquire pursuant to vested stock options granted under our 2001 Stock Option Plan.

(5) Includes 10,000 shares of common stock which Mr. Pactol presently has the right to acquire pursuant to vested stock options granted under our 2001 Stock Option Plan, and 2,137,146 shares of our common stock issuable upon the conversion of 2,004 Preferential Shares of 6543 Luxembourg S.A. presently held by Mr. Pactol.

(6) Represents 10,000 shares of common stock which Mr. Demers presently has the right to acquire pursuant to vested stock options granted under our 2001 Stock Option Plan.

(7) Represents 60,000 shares of common stock which Mr. Allio presently has the right to acquire pursuant to vested stock options granted under our 2001 Stock Option Plan.

                              PLAN OF DISTRIBUTION

     The shares of common stock may be sold from time to time by the selling stockholders after the date of this prospectus. The shares may be sold from time to time:

     - directly by any selling stockholder to one or more purchasers;

     - to or through underwriters, brokers or dealers;

     - through agents on a best-efforts basis or otherwise; or

     - through a combination of such methods of sale.

     The selling stockholders may offer the shares at various times in one or more of the following transactions:

     - in the over-the-counter market;

     - in transactions other than market transactions;

     - in connection with short sales of shares of our common stock;

     - by pledge to secure debts or other obligations;

     - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     - purchases by a broker-dealer as principal and resale by the broker-dealer for its account; or

     - in a combination of any of the above.

     The selling stockholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

     The selling stockholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholder, or receive commissions from purchasers of shares for whom they have acted as agents. Selling stockholders may be deemed to be underwriters with respect to the shares sold by them. Broker-dealers who act in connection with the sale of these shares of common stock also may be deemed to be underwriters. Profits on any resale of the common stock as a principal by these broker-dealers, and any commissions received by the broker-dealers, may be deemed underwriting discounts and commissions under the Securities Act of 1933.

     No underwriting commissions or finder's fees have been or will be paid to us. The selling stockholders will pay all broker-dealer commissions and related selling expenses associated with the sale of the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     As of the date of this prospectus, we had 34,551,136 shares of common stock outstanding, of which 32,014,005 were "restricted securities" under and as defined in Rule 144 under the Securities Act of 1933. All of these restricted securities are being registered for sale pursuant to the registration statement of which this prospectus is a part. As a result, upon the effectiveness of this registration statement, all of our outstanding shares will be freely tradable, except that sales of shares held by any of our affiliates other than by means of an effective registration statement will be subject to the volume, manner of sale and certain other limitations of Rule 144 described below. In general, affiliates include officers, directors and 10% stockholders.

     As of the date of this prospectus, there are 16,393,316 shares of our common stock issuable upon the conversion of 15,372 outstanding Preferential Shares of our subsidiary, 6543 Luxembourg S.A. These shares of common stock are being registered for resale by the registration statement of which this prospectus is a part. As a result, upon the effectiveness of this registration statement and conversion of the Preferential Shares, all of these shares of common stock will be freely tradeable, except that sales of shares held by any of our affiliates other than by means of an effective registration statement will be subject to the volume, manner of sale and certain other limitations of Rule 144.

     As of the date of this prospectus, there were outstanding warrants to purchase a total of 80,166 shares of our common stock, all of which are being registered for sale pursuant to this prospectus. As a result, upon the effectiveness of this registration statement, all of the 80,166 shares of common stock issuable upon exercise of these warrants will be freely tradable, except that sales of shares held by any of our affiliates other than by means of an effective registration statement will be subject to volume, manner of sale and certain other limitations of Rule 144.

RULE 144

     Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act of 1933. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the common stock. In general, under Rule 144, as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned restricted securities for at least one year would be entitled to sell within any three month period a number of shares that, together with sales of any securities with which such person's sales must be aggregated, does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which the notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

Sales of restricted securities under Rule 144 are also subject to certain requirements with respect to manner of sale, notice and the availability of current public information about us.

     Under Rule 144(k), a person who is not deemed to have been our affiliate at anytime during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner that was not an affiliate, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

STOCK OPTIONS

     We expect to file a registration statement under the Securities Act covering approximately 5,000,000 shares of common stock reserved for issuance under our 2001 Stock Option Plan in the future. Once this registration statement is filed and becomes effective, any shares acquired upon the exercise of options granted under these plans also will be freely tradable in the public market. However, such shares held by affiliates still will be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain material United States federal income tax consequences to a non-United States holder of the ownership and disposition of our common stock. As used in this prospectus, the term non-United States holder is a person other than:

     - a citizen or individual resident of the United States for United States federal income tax purposes;

     - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

     - an estate whose income is included in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, in general, if it is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

     This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's particular facts and circumstances, such as being a United States expatriate, and does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

     We have never paid dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In the event, however, that we do pay dividends on our common stock, any dividend paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. To claim the benefit of a lower rate under an income tax treaty, a non-United States holder must properly file an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from, or reduction in, withholding under the applicable income tax treaty.

     Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax, provided that such non-United States holder files an Internal Revenue Service Form W-8ECI, or successor form. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons.

     In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

     A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

     A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

     - the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

     - the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

     - we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     Dividends paid to you may be subject to information reporting and United States backup withholding tax. If you are a non-U.S. holder, you will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption. If you are a U.S. Holder, you will be exempt from back up withholding if you provide a completed and executed form W-9 and the IRS has not advised us that you are subject to back up withholding, or you meet certain other exemptions from back up withholding.

     The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding tax. If you sell your common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the United States backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your common stock through a non-U.S. office of a broker that:

     - is a United States person;

     - derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

     - is a "controlled foreign corporation" for United States federal income tax purposes; or

     - is a foreign partnership, if at any time during its tax year:

        - one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

        - the foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption.

     If you receive payments of the proceeds of a sale of our common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless you are a non-U.S. person and provide a Form W-8BEN certifying that you are a non-U.S. person or you are a U.S. person and you provide a complete and executed Form W-9, and the IRS has not advised us that you are subject to back up withholding, or you otherwise establish an exemption.

     You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

                                 LEGAL MATTERS

     Cohen & Grigsby, P.C., Pittsburgh, Pennsylvania, will pass on the validity of the common stock offered in this offering.

                                    EXPERTS

     The consolidated financial statements included in this prospectus, except as they pertain to periods unaudited, have been audited by Peterson Sullivan, PLLC, Seattle, Washington, independent certified public accountants, and are included in the prospectus in reliance on the report given on the authority of such firm, as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-1 with the SEC for the common stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street N.W., Washington, D.C. 20549; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also obtain copies of these reports directly from us by sending a written request to us at our principal offices located at 706 Giddings Avenue, Suite 1C, Annapolis, Maryland 21401-1472.

                              MYMETICS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS


Independent Auditors' Report................................    F-2

Consolidated Balance Sheets, December 31, 2001 and 2000 and
  March 31, 2002............................................    F-3

Consolidated Statements of Operations and Comprehensive Loss
  for the Years Ended December 31, 2001, 2000 and 1999, and
  the Period from May 2, 1990 (Inception) to December 31,
  2001......................................................    F-4

Consolidated Statements of Operations and Comprehensive Loss
  for the Three Months Ended March 31, 2002, and 2001, and
  the Period from May 2, 1990 (Inception) to March 31,
  2002......................................................    F-5

Consolidated Statement of Changes in Shareholders' Equity
  for the Period from May 2, 1990 (Inception) to December
  31, 2001 and for the Three Months Ended March 31, 2002....    F-6

Consolidated Statements of Cash Flows for the Years Ended
  December 31, 2001, 2000 and 1999, and the Period from May
  2, 1990 (Inception) to December 31, 2001..................    F-7

Consolidated Statements of Cash Flows for the Three Months
  Ended March 31, 2002 and 2001 and the Period from May 2,
  1990 (Inception) to March 31, 2002........................    F-8

Supplemental Financial Information for the Three Months
  Ended March 31, 2000, June 30, 2000, September 30, 2000,
  December 31, 2000, March 31, 2001, June 30, 2001,
  September 30, 2001, December 31, 2001 and March 31,
  2002......................................................    F-9

Notes to Consolidated Financial Statements..................   F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders
Mymetics Corporation and Subsidiary

     We have audited the accompanying consolidated balance sheets of Mymetics Corporation (a development stage company; formerly Ichor Corporation) and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999, and for the period from May 2, 1990 (inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mymetics Corporation (a development stage company; formerly Ichor Corporation) and Subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999, and for the period from May 2, 1990 (inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                          /s/ PETERSON SULLIVAN PLLC
                                          --------------------------------------

Peterson Sullivan PLLC
Seattle, Washington
March 8, 2002

                      MYMETICS CORPORATION AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000
               AND THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
                            (IN THOUSANDS OF EUROS)

                                         THREE MONTHS     U.S. DOLLARS
                                            ENDED        (IN THOUSANDS;
                                          MARCH 31,     INFORMATION ONLY)    YEAR ENDED     YEAR ENDED
                                             2002         DECEMBER 31,      DECEMBER 31,   DECEMBER 31,
                                         (UNAUDITED)          2001              2001           2000
                                         ------------   -----------------   ------------   ------------
ASSETS
Current Assets
  Cash.................................    E    674         $    791          E    888       E   185
  Short-term investments...............          76              315               354           149
  Receivables..........................          89               44                49            64
  Loan fees............................          --               --                --            87
  Prepaid expenses.....................          52               28                31            11
                                           --------         --------          --------       -------
     Total current assets..............         891            1,178             1,322           496
Patents and Other......................         215              143               161           129
Goodwill, net..........................         209              187               209            --
                                           --------         --------          --------       -------
                                           E  1,315         $  1,508          E  1,692       E   625
                                           ========         ========          ========       =======
LIABILITIES
Current Liabilities
  Accounts payable.....................    E    588         $    388          E    436       E   646
  Taxes and social costs payable.......          85               74                83           109
  Note payable.........................         232              203               228           384
  Other................................           6                9                10             9
                                           --------         --------          --------       -------
     Total current liabilities.........         911              674               757         1,148
Payable to Shareholders................         242              216               242           242
Shareholders' Equity
  Common stock, E.0114 par value;
     80,000,000 shares authorized;
     issued and outstanding 49,271,962
     at March 31, 2002, 49,261,962 at
     December 31, 2001, and 33,311,361
     at December 31, 2000..............         562              501               562           119
  Additional paid-in capital...........      17,430           15,528            17,422           806
  Deficit accumulated during the
     development stage.................     (17,947)         (15,500)          (17,391)       (1,690)
  Accumulated other comprehensive
     income............................         117               89               100            --
                                           --------         --------          --------       -------
                                                162              618               693          (765)
                                           --------         --------          --------       -------
                                           E  1,315         $  1,508          E  1,692       E   625
                                           ========         ========          ========       =======

   The accompanying notes are an integral part of these financial statements.

                      MYMETICS CORPORATION AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
               FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999,
        AND THE PERIOD FROM MAY 2, 1990 (INCEPTION) TO DECEMBER 31, 2001
             (IN THOUSANDS OF EUROS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                            TOTAL
                                                                                         ACCUMULATED
                                                                                           DURING
                                       U.S. DOLLARS                                   DEVELOPMENT STAGE
                                      (IN THOUSANDS;                                   (MAY 2, 1990 TO
                                     INFORMATION ONLY)                                  DECEMBER 31,
                                           2001            2001      2000     1999          2001)
                                     -----------------   --------   -------   -----   -----------------
Revenues
  Sales............................      $     --        E     --   E    13   E  47       E    224
  Interest.........................            23              26        --      --             26
                                         --------        --------   -------   -----       --------
                                               23              26        13      47            250
Expenses
  Research and development.........           429             482       101      94            844
  General and administrative.......           922           1,034       351      37          1,615
  Bank fee.........................        12,525          14,063       806      --         14,869
  Interest.........................            70              79        16      --             95
  Amortization.....................            45              51        52      12            194
  Other............................            16              18        --      --             18
                                         --------        --------   -------   -----       --------
                                           14,007          15,727     1,326     143         17,635
Loss before income tax provision...       (13,984)        (15,701)   (1,313)    (96)       (17,385)
Income tax provision...............            --              --         1       3              6
                                         --------        --------   -------   -----       --------
Net loss...........................       (13,984)        (15,701)   (1,314)    (99)       (17,391)
Other comprehensive income
Foreign currency translation
  adjustment.......................            89             100        --      --            100
                                         --------        --------   -------   -----       --------
Comprehensive loss.................      $(13,895)       E(15,601)  E(1,314)  E (99)      E(17,291)
                                         ========        ========   =======   =====       ========
Basic and diluted loss per share...      $   (.33)       E   (.37)  E  (.04)  E(.00)      E   (.51)
                                         ========        ========   =======   =====       ========

   The accompanying notes are an integral part of these financial statements.

                      MYMETICS CORPORATION AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
   AND THE PERIOD FROM MAY 2, 1990 (INCEPTION) TO MARCH 31, 2002 (UNAUDITED)
             (IN THOUSANDS OF EUROS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                          TOTAL
                                                                                       ACCUMULATED
                                                                                         DURING
                                                    THREE MONTHS    THREE MONTHS    DEVELOPMENT STAGE
                                                       ENDED           ENDED         (MAY 2, 1990 TO
                                                     MARCH 31,       MARCH 31,          MARCH 31,
                                                        2002            2001              2002)
                                                    (UNAUDITED)     (UNAUDITED)        (UNAUDITED)
                                                    ------------   --------------   -----------------
Revenues
  Sales...........................................     E  --          E    --           E    224
  Interest........................................         5                3                 31
                                                       -----          -------           --------
                                                           5                3                255
Expenses
  Research and development........................       232              114              1,076
  General and administrative......................       250              127              1,865
  Bank fee........................................        --            3,054             14,869
  Interest........................................         9               19                104
  Amortization....................................         1               41                195
  Other...........................................        69               --                 87
                                                       -----          -------           --------
                                                         561            3,355             18,196
Loss before income tax provision..................      (556)          (3,352)           (17,941)
Income tax provision..............................        --               --                  6
                                                       -----          -------           --------
Net loss..........................................      (556)          (3,352)           (17,947)
Other comprehensive income
Foreign currency translation adjustment...........        17               --                117
                                                       -----          -------           --------
Comprehensive loss................................     E(539)         E(3,352)          E(17,830)
                                                       =====          =======           ========
Basic and diluted loss per share..................     E(.01)         E  (.10)          E   (.52)
                                                       =====          =======           ========

   The accompanying notes are an integral part of these financial statements.

                      MYMETICS CORPORATION AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
        FOR THE PERIOD FROM MAY 2, 1990 (INCEPTION) TO DECEMBER 31, 2001
           AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
                            (IN THOUSANDS OF EUROS)

                                                                                                ADDITIONAL
                                                          DATE OF      NUMBER OF                 PAID-IN
                                                        TRANSACTION      SHARES     PAR VALUE    CAPITAL
                                                        -----------    ----------   ---------   ----------
Balance at May 2, 1990...............................                                 E --       E    --
  Shares issued for cash.............................  June 1990       33,311,361      119            --
  Net losses to December 31, 1998....................                          --       --            --
                                                                       ----------     ----       -------
Balance at December 31, 1998.........................                  33,311,361      119            --
  Net loss for the year..............................                          --       --            --
                                                                       ----------     ----       -------
Balance at December 31, 1999.........................                  33,311,361      119            --
  Bank fee...........................................                          --       --           806
  Net loss for the year..............................                          --       --            --
                                                                       ----------     ----       -------
Balance at December 31, 2000.........................                  33,311,361      119           806
  Effect on capital structure resulting from reverse
    purchase.........................................  March 2001       8,165,830      354          (354)
  Issuance of stock purchase warrants for bank fee...  March 2001              --       --        14,063
  Issuance of shares for bank fee....................  March 2001       1,800,000       21           (21)
  Issuance of shares for bank fee....................  June 2001          225,144        3            (3)
  Issuance of shares for cash........................  June 2001        1,333,333       15         2,109
  Exercise of stock purchase warrants in repayment of
    debt.............................................  June 2001        1,176,294       13           259
  Exercise of stock purchase warrants for cash.......  December 2001    3,250,000       37           563
  Net loss for the year..............................                          --       --            --
  Translation adjustment.............................                          --       --            --
                                                                       ----------     ----       -------
Balance at December 31, 2001.........................                  49,261,962      562        17,422
  Issuance of shares for cash (unaudited)............  March 2002          10,000       --             8
  Net loss for the period (unaudited)................                          --       --            --
  Translation adjustment (unaudited).................                          --       --            --
Balance at March 31, 2002 (unaudited)................                  49,271,962     E562       E17,430
                                                                       ==========     ====       =======

                                                                   DEFICIT         ACCUMULATED
                                                                 ACCUMULATED          OTHER
                                                                 DURING THE       COMPREHENSIVE
                                                              DEVELOPMENT STAGE      INCOME        TOTAL
                                                              -----------------   -------------   --------
Balance at May 2, 1990......................................      E     --            E --        E     --
  Shares issued for cash....................................            --              --             119
  Net losses to December 31, 1998...........................          (277)             --            (277)
                                                                  --------            ----        --------
Balance at December 31, 1998................................          (277)             --            (158)
  Net loss for the year.....................................           (99)             --             (99)
                                                                  --------            ----        --------
Balance at December 31, 1999................................          (376)             --            (257)
  Bank fee..................................................            --              --             806
  Net loss for the year.....................................        (1,314)             --          (1,314)
                                                                  --------            ----        --------
Balance at December 31, 2000................................        (1,690)             --            (765)
  Effect on capital structure resulting from reverse
    purchase................................................            --              --              --
  Issuance of stock purchase warrants for bank fee..........            --              --          14,063
  Issuance of shares for bank fee...........................            --              --              --
  Issuance of shares for bank fee...........................            --              --              --
  Issuance of shares for cash...............................            --              --           2,124
  Exercise of stock purchase warrants in repayment of
    debt....................................................            --              --             272
  Exercise of stock purchase warrants for cash..............            --              --             600
  Net loss for the year.....................................       (15,701)             --         (15,701)
  Translation adjustment....................................            --             100             100
                                                                  --------            ----        --------
Balance at December 31, 2001................................       (17,391)            100             693
  Issuance of shares for cash (unaudited)...................            --              --               8
  Net loss for the period (unaudited).......................          (556)             --            (556)
  Translation adjustment (unaudited)........................            --              17              17
Balance at March 31, 2002 (unaudited).......................      E(17,947)           E117        E    162
                                                                  ========            ====        ========

   The accompanying notes are an integral part of these financial statements.

                      MYMETICS CORPORATION AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, 1999,
        AND THE PERIOD FROM MAY 2, 1990 (INCEPTION) TO DECEMBER 31, 2001
                            (IN THOUSANDS OF EUROS)

                                                                                       TOTAL
                                                                                    ACCUMULATED
                                                                                      DURING
                                                                                 DEVELOPMENT STAGE
                                                                                  (MAY 2, 1990 TO
                                                                                   DECEMBER 31,
                                                       2001      2000     1999         2001)
                                                     --------   -------   ----   -----------------
Cash Flows From Operating Activities
  Net loss.........................................  E(15,701)  E(1,314)  E(99)      E(17,391)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities
     Amortization..................................        51        52     12            194
     Fees paid in warrants.........................    14,063        --     --         14,063
     Fee paid in common stock......................        --       806     --            806
     Changes in current assets and liabilities, net
       of effects from reverse purchase
     Receivables...................................        53         7    (47)           (11)
     Accounts payable..............................      (508)      546     38            138
     Taxes and social costs payable................       (26)       55     26             83
       Other.......................................        68        (7)    (1)            27
                                                     --------   -------   ----       --------
       Net cash provided by (used in) operating
          activities...............................    (2,000)      145    (71)        (2,091)
Cash Flows From Investing Activities
  Patents and other................................       (45)     (128)    --           (235)
  Short-term investments...........................      (205)     (122)   (27)          (354)
  Cash acquired in reverse purchase................        13        --     --             13
                                                     --------   -------   ----       --------
       Net cash used in investing activities.......      (237)     (250)   (27)          (576)
Cash Flows From Financing Activities
  Proceeds from the issuance of common stock.......     2,724        --     --          2,843
  Borrowings from shareholders.....................        --        --    104            242
  Increase in note payable and other short-term
     advances......................................       116       384     --            500
  Loan fees........................................        --      (130)    --           (130)
                                                     --------   -------   ----       --------
       Net cash provided by financing activities...     2,840       254    104          3,455
Effect of exchange rate changes on cash............       100        --     --            100
                                                     --------   -------   ----       --------
       Net increase in cash........................       703       149      6            888
Cash, beginning of period..........................       185        36     30             --
                                                     --------   -------   ----       --------
Cash, end of period................................  E    888   E   185   E 36       E    888
                                                     ========   =======   ====       ========

   The accompanying notes are an integral part of these financial statements.

                      MYMETICS CORPORATION AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND 2001
   AND THE PERIOD FROM MAY 2, 1990 (INCEPTION) TO MARCH 31, 2002 (UNAUDITED)
                            (IN THOUSANDS OF EUROS)

                                                                                             TOTAL
                                                                                          ACCUMULATED
                                                                                            DURING
                                                   THREE MONTHS       THREE MONTHS     DEVELOPMENT STAGE
                                                      ENDED              ENDED          (MAY 2, 1990 TO
                                                    MARCH 31,          MARCH 31,           MARCH 31,
                                                       2002               2001               2002)
                                                   (UNAUDITED)        (UNAUDITED)         (UNAUDITED)
                                                 ----------------   ----------------   -----------------
Cash Flows From Operating Activities
  Net loss.....................................       E(556)            E(3,352)           E(17,947)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities
     Amortization..............................           1                  41                 195
     Fees paid in warrants.....................          --               3,054              14,063
     Fee paid in common stock..................          --                  --                 806
     Changes in current assets and liabilities,
       net of effects from reverse purchase
     Decrease (increase) in receivables........         (40)                 12                 (51)
     Increase (decrease) in accounts payable...         152                 153                 290
     Increase (decrease) in taxes and social
       costs payable...........................           2                 (24)                 85
       Other...................................         (25)                 (1)                  2
                                                      -----             -------            --------
       Net cash provided by (used in) operating
          activities...........................        (466)               (117)             (2,557)
Cash Flows From Investing Activities
  Patents and other............................         (55)                (34)               (290)
  Short-term investments.......................         278                 (82)                (76)
  Cash acquired in reverse purchase............          --                  13                  13
                                                      -----             -------            --------
       Net cash used in investing activities...        (223)               (103)               (353)
Cash Flows From Financing Activities
  Proceeds from the issuance of common stock...           8                  --               2,851
  Borrowings from shareholders.................          --                  --                 242
  Increase in note payable and other short-term
     advances..................................           4                 200                 504
  Loan fees....................................          --                  --                (130)
                                                      -----             -------            --------
       Net cash provided by financing
          activities...........................          12                 200               3,467
Effect of exchange rate changes on cash........          17                  --                 117
                                                      -----             -------            --------
       Net increase in cash....................        (214)                (20)                674
Cash, beginning of period......................         888                 185                  --
                                                      -----             -------            --------
Cash, end of period............................       E 674             E   165            E    674
                                                      =====             =======            ========

   The accompanying notes are an integral part of these financial statements.

                              MYMETICS CORPORATION

                 SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)
                            QUARTERLY FINANCIAL DATA
                 (THOUSANDS OF EUROS, EXCEPT PER SHARE AMOUNTS)

                                                                     QUARTER ENDED
                                                    -----------------------------------------------
                                                    MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                                                    --------   -------   ------------   -----------
2002
Net sales.........................................        0
Gross Profit......................................        0
Income (loss) before extraordinary items and
  cumulative effect of a change in accounting.....     (556)
Income (loss) before extraordinary items and
  cumulative effect of a change in accounting, per
  share...........................................    (0.01)
Earnings (loss) per share.........................    (0.01)

2001
Net sales.........................................        0         0            0             0
Gross profit......................................        0         0            0             0
Income (loss) before extraordinary items and
  cumulative effect of a change in accounting.....   (3,352)   (9,975)      (3,828)        1,454
Income (loss) before extraordinary items and
  cumulative effect of a change in accounting, per
  share...........................................    (0.10)    (0.23)       (0.08)         0.03
Earnings (loss) per share.........................    (0.10)    (0.23)       (0.08)         0.03

2000
Net sales.........................................        0         0            8             5
Gross profit......................................        0         0            8             5
Income (loss) before extraordinary items and
  cumulative effect of a change in accounting.....      (33)      (21)        (166)       (1,094)
Income (loss) before extraordinary items and
  cumulative effect of a change in accounting, per
  share...........................................     0.00      0.00         0.00         (0.04)
Earnings (loss) per share.........................     0.00      0.00         0.00         (0.04)

                      MYMETICS CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (ALL EURO AMOUNTS ARE IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

NOTE 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying interim financial statements of Mymetics Corporation (the "Company") and the related notes as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual audited financial statements and, in the opinion of the Company, contain all adjustments necessary to present a fair statement of the results of the interim periods presented. All adjustments made during the three month period ended March 31, 2002, were of a normal, recurring nature. The amounts presented for the three month period ended March 31, 2002, are not necessarily indicative of the results of operations for a full year.

REVERSE PURCHASE TRANSACTION

     The Company exchanged approximately 33 million of its common shares for 99.9% of the outstanding shares of Hippocampe SA ("Hippocampe") on March 28, 2001. This transaction has been accounted for as a reverse purchase with Hippocampe as the continuing entity. The Company changed its name from Ichor Corporation in 2001. Ichor Corporation, a United States entity, had no significant operations and its net shareholders' deficiency of E247 consisted of current monetary assets and liabilities amounting to E50 and E297, respectively, at the purchase date. As part of the reverse purchase transaction, E247 was recorded as goodwill. The Company's results of operations have been consolidated beginning April 1, 2001.

     The goodwill was amortized over a five-year life using the straight-line method. However, in accordance with Statement of Financial Accounting Standards No. 142, the Company will no longer amortize goodwill after December 31, 2001. Amortization of this goodwill amounted to E38 in 2001. Beginning in 2002, goodwill will be tested for potential impairment at least annually.

     The following unaudited pro forma information presents the results of operations of the Company as if this transaction had taken place on January 1, 2000. The pro forma information is not necessarily indicative of the results that would have occurred had the transaction taken place at the beginning of the periods presented. Further, the pro forma information is not necessarily indicative of future results.

                                                                 DECEMBER 31
                                                              ------------------
                                                                2001      2000
                                                              --------   -------
Revenues....................................................  E     29   E    64
Net loss....................................................  E(16,019)  E(2,058)
Basic loss per share........................................  E   (.38)  E  (.05)

DEVELOPMENT STAGE COMPANY

     Hippocampe was created in 1990 as a French company for the purpose of engaging in research and development of human health products. All of Hippocampe's activities have been conducted in France. Its main research efforts have been concentrated in the prevention and treatment of the AIDS virus. Hippocampe has established a network over the past eleven years enabling it to work with education centers, research centers, pharmaceutical laboratories and biotechnology companies.

     These financial statements have been prepared treating the Company as a development stage company. As of December 31, 2001, the Company had not performed any clinical testing and a commercially viable product is not expected for several more years. As such, the Company has not generated significant revenues. Revenues reported by the Company consist of incidental serum by-products of the Company's research and

                      MYMETICS CORPORATION AND SUBSIDIARY
development activities and interest income. For the purpose of these financial statements, the development stage started May 2, 1990, which is the date when Hippocampe was originally organized in France.

FOREIGN CURRENCY

     Consistent with the location of its present activities, beginning January 1, 1999, the Company adopted the Euro as its corporate currency. Accordingly, the Company prepared its 2001, 2000 and 1999 financial statements in Euros. The financial statements for prior years were prepared using French francs as the reporting currency and were restated in Euros for each period presented using the Official Fixed Conversion Rate of E1 = FRF 6.55957. Therefore, the financial statements for prior years depict the same trends that would have been presented had they been presented in French francs. However, because they were originally prepared using French francs, they are not necessarily comparable to financial statements of a company which originally prepared its financial statements in a European currency other than the French francs and restated them in Euros. All assets, liabilities, revenues and expenses have been reported using the above exchange rate, and no foreign exchange gains or losses have been recorded in relation to exchanging French francs.

     As a result of the reverse purchase, the 2001 financial statements include the U.S. operations of the Company which were translated from U.S. dollars to Euros. As a result of this translation, E100 exchange gain has been included as part of comprehensive loss. No income tax has been provided on this gain because of available U.S. income tax losses.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany accounts and transactions have been eliminated.

CASH

     Cash balances are occasionally in excess of insured amounts. Interest paid was E42 in 2001 and none in either 2000 or 1999. Income tax paid in 2001, 2000 and 1999 was nil.

SHORT-TERM INVESTMENTS

     Short-term investments consist of certificates of deposit stated at cost. The fair value approximates cost based on the length to maturity and interest rate.

REVENUE RECOGNITION

     The Company records the sale of products when the products are delivered and the Company has only a security interest in the products should a customer default on payment.

PATENTS

     Patents represent fees paid to the French patent office. These fees are stated at historical cost and are amortized over five years.

RESEARCH AND DEVELOPMENT

     Research and development costs are expensed as incurred.

TAXES ON INCOME

     The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been

                      MYMETICS CORPORATION AND SUBSIDIARY
recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

EARNINGS PER SHARE

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding in the period. The weighted average number of shares was 42,459,784 for the year ended December 31, 2001, and 33,311,361 for both 2000 and 1999, 49,262,518 for the three months ended March 31, 2002 and 33,585,685 for the three months ended March 31, 2001. The weighted average number of shares for the period May 2, 1990 through December 31, 2001, was 34,095,573 and 34,409,516 for the period May 2, 1990 through March 31, 2002. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities. Warrants and options were not included in the computation of diluted earnings per share because their effect would be anti-dilutive.

STOCK-BASED COMPENSATION

     Compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. There is no stock-based compensation included in these consolidated financial statements.

ESTIMATES

     The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS

     Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," is to be applied starting with years beginning after December 15, 2001. This standard addresses how intangible assets, other than those acquired in a business combination, should be accounted for. Goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested annually for impairment.

     Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," is effective for years beginning after June 15, 2002. This standard addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs.

     Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," is effective for years beginning after December 15, 2001. This standard supersedes the previous standard on this issue as well as others which dealt with accounting for discontinued operations and the elimination of an exception to consolidation.

     Management has not determined the effect, if any, these standards may have on the Company's consolidated financial statements.

                      MYMETICS CORPORATION AND SUBSIDIARY

NOTE 2.  RECEIVABLES

                                                              2001   2000
                                                              ----   ----
Trade receivables...........................................  E 37   E 37
Refunds due from suppliers..................................     6      6
Value added tax.............................................    31     55
Other.......................................................     9     --
                                                              ----   ----
                                                                83     98
Allowance for doubtful accounts.............................   (34)   (34)
                                                              ----   ----
                                                              E 49   E 64
                                                              ====   ====

     No collateral was required for the above receivables and they are expected to be collected in the normal course.

NOTE 3.  TAXES AND SOCIAL COSTS PAYABLE

                                                              2001   2000
                                                              ----   ----
Social security and other social benefits...................  E75    E 97
Income tax..................................................   --       2
Value added tax.............................................    3       8
Other.......................................................    5       2
                                                              ---    ----
Social security and other social benefits...................  E83    E109
                                                              ===    ====

NOTE 4.  TRANSACTIONS WITH AFFILIATES

     During 2000, Hippocampe agreed to pay a fee in common stock of the Company to MFC Merchant Bank SA ("MFC Bank") for locating Ichor and assisting with the reverse purchase discussed in Note 1. The parent of MFC Bank was an Ichor shareholder. The common shares were not issued in 2000. According to the agreement, MFC Bank was to receive 4% of Ichor's issued and outstanding common shares on a fully diluted basis which was calculated in 2000 to be 50,625,590 shares. The fair value of the shares at the measurement date, amounting to E806 (which may not be indicative of the value of the Company as a whole), was included in additional paid-in capital at December 31, 2000. In 2001, a total of 2,025,144 common shares were issued to MFC Bank which resulted in E24 being reclassified to common stock based on the par value of the shares.

     In July 2000, Hippocampe entered into a revolving term credit facility with MFC Bank which was assumed by the Company. The facility allowed the Company to borrow up to E1,300 at LIBOR plus 4% (approximately 7.35% at December 31, 2001) repayable on August 2002, as extended, and is collateralized by all of the Company's assets plus any future patents. The Company borrowed E228 and E384 under this facility as of December 31, 2001 and 2000, respectively. The fair value of this note approximates carrying value because the note is short-term and has a market rate of interest. MFC Bank had also advanced E400 to the Company in 2000 under an open account which was paid in 2001.

     In connection with the term credit facility, the Company agreed to pay MFC Bank an arrangement fee of E130 and E10 per month for nine months as a retainer fee. The arrangement fee was amortized over the original term of the loan and the retainer fee was expensed monthly beginning August 2000.

     In March 2001, the Company granted warrants under the agreements with MFC Bank which entitle MFC Bank to purchase 6,001,693 of the Company's common shares. The warrants allow MFC Bank to convert to

                      MYMETICS CORPORATION AND SUBSIDIARY
shares an amount equal to the maximum of the credit facility including unpaid interest plus the arrangement and retainer fees. The warrants are exercisable within a three-year period beginning August 2000 at approximately E.2319 per common share. The intrinsic value of the beneficial conversion feature amounting to E14,063 (which may not be indicative of the value of the Company as a whole) was calculated on March 28, 2001, the grant date, using the Black-Scholes model. This amount was recorded as paid-in capital of E14,063 and allocated to bank fee expense in 2001. During 2001, MFC Bank exercised warrants to acquire 1,176,294 common shares in exchange for the arrangement fee and the retainer fee plus E52 in accrued interest. MFC also exercised warrants to acquire 3,250,000 common shares for cash in 2001.

     In June 2001, the Company issued additional warrants to MFC Bank to purchase 103,559 common shares at U.S. $1.725 per share exercisable during a three-year period. These warrants were issued in connection with MFC Bank's placement of 1,333,333 of the Company's common shares. The warrants were valued at E118 based on the fair value of the placement fees rendered and was a cost of the placement. None of these warrants have been exercised.

     Sales to a shareholder were none in 2001, E9 in 2000 and E29 in 1999. Trade receivables include E23 from this shareholder at both December 31, 2001 and 2000.

     The amounts payable to shareholders bear no interest, have no collateral, and are repayable upon the Company becoming profitable. Since the timing of the Company becoming profitable cannot be determined, the fair value of the amounts payable to shareholders cannot be determined. The Company is not expected to become profitable in the near-term, therefore, the amounts payable to shareholders have been classified as long-term.

     During 2001, the Company incurred fees to its Chairman of E82 for director fees and for consulting from a company owned by him, and E27 from a company owned by the former CFO of the Company. Accounts payable at December 31, 2001, includes E14 of these fees.

NOTE 5.  INCOME TAXES

     The reconciliation of income tax on income computed at the federal statutory rates to income tax expense is as follows:

                                                               2001     2000    1999
                                                              -------   -----   ----
U.S. Federal statutory rates on loss from operations........  E(5,338)  E(446)  E(21)
Tax differential on foreign loss............................       --      --    (12)
Nondeductible fee paid in warrants..........................    4,781      --     --
Effect of U.S. tax on French losses.........................      550      --     --
Nondeductible fee paid in common stock......................       --     275     --
Change in valuation allowance...............................       (6)    172     36
Other.......................................................       13      --     --
                                                              -------   -----   ----
Income tax expense..........................................  E    --   E   1   E  3
                                                              =======   =====   ====

                      MYMETICS CORPORATION AND SUBSIDIARY

     Deferred tax asset is composed of the following:

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  2001           2000
                                                              ------------   ------------
Difference in book and tax basis of amounts payable to
  shareholder and payable to MFC Bank.......................     E  82          E 218
Legal and similar fees deducted for French tax purposes in
  2001......................................................        --             43
Net operating loss carryforward.............................       173             --
                                                                 -----          -----
                                                                   255            261
Less valuation allowance for deferred tax asset.............      (255)          (261)
                                                                 -----          -----
Net deferred tax asset......................................     E  --          E  --
                                                                 =====          =====

     The Company's provision for income taxes was derived from U.S. and French operations. The Company had no net operating loss carryforwards as of December 31, 2001, in France and E509 in the United States which expire in year 2021.

NOTE 6.  STOCK OPTION PLANS

1994 AMENDED STOCK OPTION PLAN

     The Company's 1994 stock option plan provides for the issuance of up to 350,000 shares of the Company's common stock to employees and non-employee directors. The following table summarizes information with respect to this plan:

                                                                         WEIGHTED
                                                                          AVERAGE
                                                               NUMBER    EXERCISE
                                                               SHARES      PRICE
                                                              --------   ---------
Outstanding at December 31, 1999............................   193,750   U.S.$1.55
Canceled -- Reusable........................................  (120,000)       2.00
                                                              --------   ---------
Outstanding and exercisable at December 31, 2001 and 2000...    73,750   U.S.$ .82
                                                              ========   =========
Reserved for future grants at December 31, 2001.............   265,000
                                                              ========

1995 QUALIFIED INCENTIVE STOCK OPTION PLAN

     The Company's board of directors approved a stock option plan on August 15, 1996 which provides for the issuance of up to 150,000 shares of the Company's common stock to key employees. The following table summarizes information with respect to this plan:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                              NUMBER    EXERCISE
                                                              SHARES     PRICE
                                                              -------   --------
Outstanding and exercisable at December 31, 2001, 2000 and
  1999......................................................  100,000   U.S.$.75
                                                              =======   ========
Reserved for future grants at December 31, 2001.............   50,000
                                                              =======

2001 QUALIFIED INCENTIVE STOCK OPTION PLAN

     The Company's board of directors approved a stock option plan on June 15, 2001, which provides for the issuance of up to 5,000,000 shares of the Company's common stock to employees and non-employee

                      MYMETICS CORPORATION AND SUBSIDIARY
directors. The weighted average fair value of these options at the grant date was E2.24 per option. The following table summarizes information with respect to this plan.

                                                                          WEIGHTED
                                                                           AVERAGE
                                                               NUMBER     EXERCISE
                                                               SHARES       PRICE
                                                              ---------   ---------
Granted.....................................................    100,000   U.S.$2.86
                                                              ---------
Outstanding and exercisable at December 31, 2001............    100,000   U.S.$2.86
                                                              =========   =========
Reserved for future grants at December 31, 2001.............  4,900,000
                                                              =========

     Almost all options have an expiration date ten years after issuance.

PROFORMA INFORMATION

     Had compensation expense been recognized on the basis of fair value of the options granted under the plans, proforma net income and per share data would have been as follows compared to the amounts reported:

                                                                      TOTAL ACCUMULATED
                                                                      DURING DEVELOPMENT
                                                                      STAGE (MAY 2, 1990
                                                                       TO DECEMBER 31,
NET LOSS                                                     2001           2001)
--------                                                   --------   ------------------
  As reported............................................  E(15,701)       E(17,391)
  Proforma...............................................  E(15,922)       E(17,612)
Loss per share -- as reported
  Basic and fully diluted................................  E   (.37)       E   (.51)
Loss per share -- proforma
  Basic and fully diluted................................  E   (.38)       E   (.52)

     The fair value of each option granted was estimated for proforma purposes on the grant date using the Black-Scholes Model (use of this Model for proforma purposes is not intended to indicate the value of the Company as a whole). The assumptions used in calculating fair value are as follows:

                                                                    2001
                                                               --------------
Risk-free interest rate.....................................        4.5%
Expected life of the options................................      8 years
Expected volatility.........................................   63.91%-160.97%
Expected dividend yield.....................................         0%

     There is no proforma effect for 2000 and 1999.

                      MYMETICS CORPORATION AND SUBSIDIARY

NOTE 7.  COMMITMENTS AND CONTINGENCIES

     The Company leases property under noncancelable operating leases through January 2006. Future minimum lease payments under noncancelable operating leases are as follows:

2002........................................................   E 7
2003........................................................     7
2004........................................................     7
2005........................................................     7
2006........................................................     1
Total rent expense per year was E7 for 2001, 2000 and 1999.

     The Company is involved in various matters of litigation arising in the ordinary course of business. In the opinion of management, the estimated outcome of such issues will not have a material effect on the Company's financial statements.

                              MYMETICS CORPORATION

              ---------------------------------------------------

                                   PROSPECTUS
              ---------------------------------------------------

                            Up to 48,487,487 Shares
                                       of
                                  Common Stock